UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2009

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Azopardo 1025

Buenos Aires C1107ADQ

Argentina

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

This Form 6-K for Empresa Distribuidora y Comercializadora Norte S.A. (Edenor S.A.) contains:

(1)           Press release issued by Edenor S.A. on May 12, 2009 entitled “Edenor Announces First Quarter 2009 Results.”

(2)           Financial statements of Edenor S.A. as of March 31, 2009 and December 31, 2008 and for the three-month periods ended March 31, 2009 and 2008, including the Report of the Supervisory Committee.

(3)           Excerpt of the Minutes No. 304 of the Meeting of the Board of Directors of Edenor S.A.

Exhibit 1

First Quarter 2009 Page 1 of 13

Stock Information:

NYSE ADR

Ticker: EDN

Buenos Aires Stock Exchange

Class B Shares

Ticker: EDN

Ratio: 20 Class B = 1 ADR

Investor Relations Contacts:

Ivana Del Rossi
Finance Manager
Tel:  5411.4346.5127

Veronica Gysin
Investor Relations
Tel: 5411.4346.5231

Edenor S.A.
1025 Azopardo Street, 17th Floor
(C1107ADQ) Buenos Aires, Argentina
Fax: 5411.4346.5358

Email: investor@edenor.com

www.edenor.com.ar

EDENOR ANNOUNCES FIRST QUARTER 2009 RESULTS

Buenos Aires, Argentina, May 12, 2009 – Empresa Distribuidora y Comercializadora Norte S.A. (NYSE: EDN; Buenos Aires Stock Exchange: EDN) (“EDENOR” or “the Company”), Argentina’s largest electricity distributor, today announced its results for the first quarter of 2009. All figures are stated in Argentine Pesos and have been prepared in accordance with Argentine GAAP. Solely for the convenience of the reader, Peso amounts as of and for the period ended March 31, 2009 have been translated into U.S. Dollars at the buying rate for U.S. Dollars quoted by Banco de la Nación Argentina (Banco Nación) on March 31, 2009 of Ps. 3.720.

1Q09 Highlights

Net Sales increased 21.1% to Ps. 551.9 million in the first quarter of 2009 from Ps. 455.7 million in the first quarter of 2008. This increase is mainly due to the recognition of the CMM adjustment approved in August, 2008 (applied retroactively to July 2008) and the increase in the energy purchase price applied to certain customers.

Volume of Energy Sold decreased by 0.7% to 4,555 GWh in the first quarter of 2009 from 4,589 GWh in the first quarter of 2008. The decrease in volume is attributable to a 2.8% decrease in the average GWh consumption per customer, partially compensated by a 2.1% increase in the number of our customers.

Electric Power Purchases increased 24.5%, to Ps. 267.6 million for the first quarter of 2009 from Ps. 214.9 million in the first quarter of 2008, mainly due to an increase in the energy purchase price applied to certain customers (Residential Customers with bimonthly consumption levels over 1000KWh, Commercial Customers and Industrial Customers with power consumption levels over 300 KW) and to the effect of a 0.5% increase in the volume of electricity purchased, from 4,128 GWh in the first quarter of 2008 to 4,150 GWh in the first quarter of 2009 (excluding wheeling system demand).

First Quarter 2009 Page 2 of 13

Gross Margin increased 18.1% to Ps. 284.3 million in the first quarter of 2009 from Ps. 240.8 million in the first quarter of 2008. This positive variation is mainly due to an increase in the VAD resulting from the application of the new electricity tariff schedules approved in August, 2008 (applied retroactively to July 2008).

Net Operating Income increased 15.4% to Ps. 74.1 million in the first quarter of 2009 from Ps. 64.2 million in the first quarter of 2008 mainly due to the increase in the gross margin described above, which was partially compensated by a Ps. 15.8 million increase in selling expenses, Ps. 9.3 million increase in administrative expenses and a Ps. 8.4 million increase in transmission and distribution expenses.

Net Income increased 58.4% to Ps. 30.1 million in the first quarter of 2009 from Ps. 19.0 million in the first quarter of 2008.

First Quarter 2009 Page 3 of 13

Discussion of Financial Results:

	Three months period ended March 31, 2009*	Three months period ended March 31, 2008*	% Change vs. 2008

Net Sales	551.9	455.7	21.1%
Electric power purchases	(267.6)	(214.9)	24.5%
Gross margin	284.3	240.8	18.1%
Net Operating Income (loss)	74.1	64.2	15.4%

* In millions of Argentine Pesos

Net sales

Our net sales increased 21.1% to Ps. 551.9 million in the first quarter of 2009 from Ps. 455.7 million in the first quarter of 2008. Net energy sales represent approximately 98.2% of our net sales; late payment charges, pole leases, and connection and reconnection charges represent the remaining 1.8%. Energy sales increased 21.1% (Ps. 95.8 million) to Ps. 550.8 million in the first quarter of 2009 from Ps. 455.0 million in the first quarter of 2008.

This increase was mainly due to the impact in sales of the recognition of the CMM adjustment (that resulted in a 17.9% increase in the VAD) and the increase in the energy purchase price applied to certain customers. These impacts were partially offset by a decrease of 0.7% in the volume of energy sold, from 4,589 GWh sold in the first quarter of 2008 to 4,555 GWh sold in the first quarter of 2009 which is attributable to a 2.8% decrease in the average GWh consumption per customer primarily due to a significant decline in industrial and wheeling consumption, partially compensated by a 2.1% increase in the number of customers, reflecting mainly a strong increase in the number of our residential customers.

Electric power purchases

Electric power purchases increased 24.5%, to Ps. 267.6 million in the first quarter of 2009 from Ps. 214.9 million in the first quarter of 2008, mainly due to an increase in the energy purchase price applied to certain customers (Residential Customers with bimonthly consumption levels over 1000KWh, Commercial Customers and Industrial Customers with power consumption levels over 300 KW) and to the effect of a 0.5% increase in the volume of electricity purchased, from 4,128 GWh in the first quarter of 2008 to 4,150 GWh in the first quarter of 2009 (excluding wheeling system demand).

First Quarter 2009 Page 4 of 13

Energy losses increased to 9.5% in the first quarter of 2009 from 9.1% in the first quarter of 2008. For the twelve months period ended March 31, 2009 energy losses were 10.9%, representing a decrease compared to the 11.5% for the twelve months period ended March 31, 2008.

Gross margin

Our gross margin increased 18.1% to Ps. 284.3 million in the first quarter of 2009 from Ps. 240.8 million in the first quarter of 2008. This positive variation is mainly due to an increase in the VAD resulting from the application of the new electricity tariff schedules, as described above.

Transmission and distribution expenses

Our transmission and distribution expenses increased 7.2% to Ps. 125.9 million in the first quarter of 2009 from Ps. 117.4 million in the first quarter of 2008, mainly due to a Ps. 15.2 million increase in salaries and social security taxes due to salaries increases granted the second semester of 2008. This increase was partially offset by a Ps. 3.8 million decrease in technical assistance fee due to the termination of the Contract with EDF and a Ps. 3.1 million decrease in supplies consumption.

In terms of percentage of revenues, transmission and distribution expenses decreased from 25.8% in the first quarter of 2008 to 22.8% in the first quarter of 2009.

The following table sets forth the principal components of our transmission and distribution expenses for the periods indicated:

	First Quarter ended March 31,				Three months ended March 31,
	1Q 2009	% on 1Q 2009 revenues	1Q 2008	% on 1Q 2008 revenues	2009	2008
	(in millions of Pesos)
Salaries and social security taxes	Ps. 48.7	8.8%	Ps. 33.5	7.4%	Ps. 48.7	Ps. 33.5
Supplies	7.3	1.3%	10.4	2.3%	7.3	10.4
Outsourcing	24.6	4.5%	25.4	5.6%	24.6	25.4
Depreciation of property, plant & equipment	41.4	7.5%	40.3	8.8%	41.4	40.3
Others	3.9	0.7%	7.8	1.7%	3.9	7.8
Total	Ps.125.9	22.8%	Ps. 117.4	25.8%	Ps.125.9	Ps. 117.4

Selling expenses

Our selling expenses are related to customer services provided at our commercial offices, billing, invoice mailing, collection and collection procedures, as well as allowances for doubtful accounts.

First Quarter 2009 Page 5 of 13

Selling expenses increased 57.4% to Ps. 43.3 million in the first quarter of 2009 from Ps. 27.5 million in the first quarter of 2008, primarily as a result of:

•

a Ps. 7.8 million increase in our allowance for doubtful accounts due to a re-estimation of our receivables resulting from an increase in past due receivables from 3.94 average days in March 2008 to 7.42 average days in March 2009;

•	a Ps. 3.9 million increase in salaries and social security taxes due to salaries increases granted in the second semester of 2008; and,
•	a Ps. 1.9 million increase in taxes and charges due to the increase in municipal and the ENRE contributions.

In terms of percentage of revenues, selling expenses increased from 6.0% in the first quarter of 2008 to 7.8% in the first quarter of 2009.

The following are the principal components of our selling expenses for the periods indicated:

	First Quarter ended March 31,				Three months ended March 31,
	1Q 2009	% on 1Q 2009 revenues	1Q 2008	% on 1Q 2008 revenues	2009	2008
	(in millions of Pesos)
Salaries and social security taxes	Ps.10.4	1.9%	Ps. 6.5	1.4%	Ps.10.4	Ps. 6.5
Allowance for doubtful accounts	11.0	2.0%	3.2	0.7%	11.0	3.2
Outsourcing	9.4	1.7%	8.2	1.8%	9.4	8.2
Taxes and charges	4.9	0.9%	3.0	0.6%	4.9	3.0
Others	7.6	1.3%	6.7	1.4%	7.6	6.7
Total	Ps. 43.3	7.8%	27.5	6.0%	Ps. 43.3	Ps. 27.5

Administrative expenses

Our administrative expenses include, among others, expenses associated with accounting, payroll administration, personnel training, systems operation and maintenance.

Administrative expenses increased 29.3% to Ps. 41.0 million in the first quarter of 2009 from Ps. 31.7 million in the first quarter of 2008, primarily as a result of:

•	a Ps. 3.1 million increase in advertising expenses (including institutional relations, radio advertising and community service programs);
•	a Ps. 2.1 million increase in salaries and social security taxes due to salaries increases granted in the second semester of 2008; and,
•	a Ps. 2.0 million increase in tax on financial transactions.

First Quarter 2009 Page 6 of 13

These increases were partially offset by a Ps. 1.0 million decrease in outsourcing attributable mainly to the less activity by our contractors.

In terms of percentage of revenues, administrative expenses increased from 7.0% in the first quarter of 2008 to 7.4% in the first quarter of 2009.

The following are the principal components of our administrative expenses for the periods indicated:

	First Quarter ended March 31,				Three months ended March 31,
	1Q 2009	% on 1Q 2009 revenues	1Q 2008	% on 1Q 2008 revenues	2009	2008
	(in millions of Pesos)
Salaries and social security taxes	Ps. 11.7	2.1%	Ps. 9.6	2.1%	Ps 11.7	Ps. 9.6
Computer services	6.7	1.2%	5.2	1.1%	6.7	5.2
Outsourcing	3.4	0.6%	4.4	1.0%	3.4	4.4
Tax on financial transactions	8.3	1.5%	6.4	1.4%	8.3	6.4
Advertising expenses	3.7	0.7%	0.6	0.1%	3.7	0.6
Others	7.2	1.3%	5.6	1.3%	7.2	5.6
Total	Ps. 41.0	7.4%	31.7	7.0%	Ps. 41.0	Ps. 31.7

Net operating income

Our net operating income increased 15.4% (Ps. 9.9 million), from Ps. 64.2 million in the first quarter of 2008 to Ps. 74.1 million in the first quarter of 2009, mainly due to the increase in the gross margin described above. This increase was partially offset by increases in selling expenses (Ps. 15.8 million), administrative expenses (Ps. 9.3 million), and transmission and distribution expenses (Ps. 8.4 million), already described.

Financial income (expenses) and holding gains (losses)

Financial income and holding gains generated by assets represented a gain of Ps. 14.6 million in the first quarter of 2009 compared to a gain of Ps. 3.4 million in the first quarter of 2008. This increase of Ps. 11.2 million is primarily due to a rise in holding gains resulting from the valuation at market value of the Financial Trust and exchange gains due to an increase in the exchange rate peso / USD.

Financial expenses generated by liabilities which include financial interests, exchange results and other expenses, resulted in a loss of Ps. 91.9 million in the first quarter of 2009 compared to a loss of Ps. 28.0 million in the first quarter of 2008. This Ps. 63.9 million negative change is basically the result of a Ps. 59.4 million increase in exchange losses due to an increase in the exchange rate peso / USD, and in a lesser extent, to a Ps.4.1 million increase in interest expenses.

First Quarter 2009 Page 7 of 13

Adjustment to present value of notes

The non-cash adjustment to present value of payments due on our debt instruments issued in our debt restructuring in April 2006, using a market annual interest rate of 10.5%, generated a loss of Ps. 6.8 million in the first quarter of 2009 compared to a loss of Ps. 0.2 million in same period of 2008.

Other income (expenses), net

Other incomes (expenses), net, includes mainly voluntary retirements, severance payments, net revenues or expenses from technical transportation services between electricity distribution companies and accrual for lawsuits.

We recorded a loss of Ps. 5.4 million in the first quarter of 2009 mainly composed by accrued litigation (Ps. 3.0 million) and voluntary retirements (Ps. 2.8 million), both partially offset by non-operating income (Ps. 1.6 million); compared to a loss of Ps. 6.6 million in the first quarter of 2008 mainly composed by accrued litigation (Ps. 3.0 million) and voluntary retirements (Ps. 2.1 million).

Income tax

We recorded a tax charge of Ps. 27.7 million in the first quarter of 2009 compared to a charge of Ps. 17.6 million in the first quarter of 2008.

The Argentine GAAP requires the application of the deferred tax method to account for income tax. This method consists of recognizing deferred tax assets and liabilities when temporary differences arise from the valuation of assets and liabilities for accounting and tax purposes.

Net income

We recorded net income of Ps. 30.1 million in the first quarter of 2009 compared to net income of Ps. 19.0 million in the first quarter of 2008.

Operating Highlights

The following table shows our energy sales by category of customer (in GWh) and the number of clients for each category:

First Quarter 2009 Page 8 of 13

Capital Expenditures

During the first quarter of 2009, our capital expenditures amounted to Ps. 67.5 million, compared to Ps. 84.1 million in the first quarter of 2008. Our capital expenditures in the first quarter of 2009 consisted mainly of the following activities:

•	Ps. 51.3 million in new connections due to increases in our customer base and grid enhancements;
•	Ps. 10.0 million in network maintenance and improvements;
•	Ps. 1.6 million in legal requirements;
•	Ps. 1.2 million in communications and telecontrol; and,
•	Ps. 3.4 million of other investment projects, including systems (hardware and software).

HIGHLIGHTS

Debt Market Purchases – Financial position

During February and March 2009, through different market transactions, we repurchased and cancelled approximately US$ 28.9 million principal amount of Par Notes due 2016. During the same period, we also repurchased and currently hold approximately US$ 11.2 million principal amount of Senior Notes due 2017.

As of March 31, 2008, the outstanding principal amount of our financial debt is US$ 222.5 million (consisting of US$ 18.6 million principal amount of Par Notes due 2016, US$ 12.7 million Floating Rate Par Notes due 2019 and US$ 191.2 million principal amount of Senior Notes due 2017 (net of the Notes that we hold). In addition, as of March 31, 2009 the Financial Trust held US$24.5 million principal amount of Senior Notes due 2017.

Recent Events

On May 7, 2009 we issued Ps.75.7 million principal amount of Par Notes due 2013 under our Medium Term Note Program. The Par Notes due 2013 are denominated and payable in Argentine pesos, and accrue interest on a quarterly basis at a rate equal to the private BADLAR for each such quarter plus 6.75%. Principal on the notes is payable in 13 quarterly installments, starting on May 7, 2010.

First Quarter 2009 Page 9 of 13

About Edenor

Empresa Distribuidora y Comercializadora Norte S.A. (Edenor) is the largest electricity distribution company in Argentina in terms of number of customers and electricity sold (both in GWh and Pesos).  Through a concession, Edenor distributes electricity exclusively to the northwestern zone of the greater Buenos Aires metropolitan area and the northern part of the city of Buenos Aires, which has a population of approximately 7 million people and an area of 4,637 sq. km. In 2008, Edenor sold 18,616 GWh of energy and purchased 20,863 GWh of energy, with net sales of approximately Ps. 2.0 billion and net income of Ps. 123.1 million.

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, Company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the Company are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties, including those identified in the documents filed by the Company with the U.S. Securities and Exchange Commission. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Conference Call Information

There will be a conference call to discuss the Edenor’s quarterly results on Tuesday, May 12, 2009, at 11:00 a.m. Buenos Aires time / 10:00 a.m. New York time. For those interested in participating, please dial (888)233-0826 in the United States or, if outside the United States, +1(973) 935-8877. Participants should use conference ID Edenor, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at www.edenor.com in the Investor Relations section.

There will be a replay of the conference call available from 05/08/2009 10.00 to 05/16/2009 23.59. To access the replay, please dial 1(706) 645-9291. The Conference ID: Edenor.

For more information, please access www.edenor.com

First Quarter 2009 Page 10 of 13

Income Statement

(for the three months period ended March, 2009 and 2008)

in thousands of U.S. dollars and Argentine Pesos

	For the three months period ended March 31,
	2009		2008

Net sales	USD 148,367	Ps. 551,924	Ps. 455,673
Electric power purchases	(71,943)	(267,628)	(214,871)
Gross margin	76,424	284,296	240,802
Transmission and distribution expenses	(33,833)	(125,860)	(117,411)
Selling expenses	(11,636)	(43,287)	(27,508)
Administrative expenses	(11,033)	(41,043)	(31,732)
Net operating (loss) income	19,921	74,106	64,151
Financial income (expense) and holding gains (losses):
Generated by assets:
Exchange difference	2,131	7,929	984
Interest	836	3,109	2,524
Exposure to inflation and holding results	952	3,540	(107)
Generated by liabilities:
Financial expenses	(679)	(2,527)	(2,213)
Exchange difference	(17,829)	(66,324)	(6,873)
Interest expenses	(6,185)	(23,009)	(18,891)
Adjustment to present value of the new notes	(1,832)	(6.816)	(166)
Loss from the repurchased of notes	16,962	63,100	0
Adjustment to present value of repurchased of notes	1,980	7,367	0
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and from the Payment Plan Agreement with the Province of Bs.As.	727	2,706	3,778
Other expenses, net	(1,447)	(5,382)	(6,639)
Income before taxes	15,537	57,799	36,548
Income tax	(7,445)	(27,697)	(17,550)
Net income	8,092	30,102	18,998

*Financial tables have been converted into U.S. dollars at a rate of Ps. 3.720 per dollar, the buying rate as of March 31, 2009, solely for the convenience of the reader.

First Quarter 2009 Page 11 of 13

Cash Flow Statement

(for the three months period ended March 31, 2009 and 2008)

in thousands of U.S. dollars and Argentine Pesos

For the three months period ended March 31,
	2009		2008

Net income for the year	USD8,092	Ps.30,102	Ps.18,998
Adjustment to reconcile net income to net cash flows provided by operating activities:
Depreciation of property, plant and equipment	11,694	43,501	41,665
Retirement of property, plant and equipment	37	139	0
Gain from investments	(366)	(1,360)	0
Adjustment to present value of notes	1,832	6,816	166
Gain/Loss from the repurchase and redemption of notes	(16,962)	(63,100)	0
Adjustment to present value of purchased and redeemed notes	(1,980)	(7,367)	0
Exchange differences, interest and penalties on loans	16,276	60,545	15,755
Income tax	7,445	27,697	17,550
Allowance for doubtful accounts	2,259	8,404	3,152
Allowance for other doubtful account	701	2,607	0
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Bs.As	(727)	(2,706)	(3,778)
Changes in operating assets and liabilities:
Net increase in trade receivables	3,538	13,162	4,007
Net increase in other receivables	(3,031)	(11,276)	(7,614)
(Increase) decrease in supplies	(1,394)	(5,184)	6,544
Increase in trade accounts payable	(2,005)	(7,460)	(40,492)
Increase in salaries and social security taxes	(3,498)	(13,011)	(7,300)
Increase (decrease) in taxes	(219)	(813)	10,003
Increase in other liabilities	11,340	42,185	7,738

First Quarter 2009 Page 12 of 13

Net increase in accrued litigation	760	2,828	1,313
Financial interest paid (net of interest capitalized)	317	1,179	0
Financial interest collected	521	1,938	599
Net cash flow provided by operating activities	34,631	128,826	68,306
Cash Flow from investing activities:
Addition to property, plants and equipment	(17,709)	(65,878)	(84,133)
Net cash flow used in investing activities	(17,709)	(65,878)	(84,133)
Cash Flow from financing activities:
Increase in non-current investments	908	3,377	0
Increase in loans	(14,808)	(55,084)	31,656
Net cash flows provided by (used in) financing activities	(13,900)	(51,707)	31,656

Cash variations:
Cash at beginning of year	33,978	126,399	101,198
Cash at end of year	37,000	137,640	117,027
Net increase (decrease) in cash	3,022	11,241	15,829

*Financial tables have been converted into U.S. dollars at a rate of Ps. 3.720 per dollar, the buying rate as of March 31, 2009, solely for the convenience of the reader.

First Quarter 2009 Page 13 of 13

Balance Sheet

(for the three months ended March 31, 2009 and the year ended December 31, 2008)

in thousands of U.S. dollars and Argentine Pesos

	For the three months ended March 31,		For the year ended December 31,
	2009		2008
Current Assets:
Cash and banks	USD 4,608	Ps.17,140	Ps. 6,061
Investments	32,763	121,878	121,019
Trade receivables	117,147	435,785	446,022
Other receivables	10,104	37,588	42,801
Supplies	3,288	12,230	16,705
Total current assets	167,909	624,621	632,608
Non-Current Assets:
Trade receivables	15,225	56,638	65,839
Other receivables	23,026	85,657	99,472
Investments	107	397	397
Other Investments	16,973	63,138	67,212
Supplies	6,049	22,503	12,844
Property, plant and equipment	881,757	3,280,137	3,256,258
Total non-current assets	943,137	3,508,470	3,502,022
Total assets	1,111,046	4,133,091	4,134,630
Current Liabilities:
Trade account payable	88,991	331,046	339,261
Loans	13,733	51,085	27,245
Salaries and social security taxes	21,814	81,149	94,787
Taxes	29,626	110,208	111,021
Other liabilities	24,322	90,476	44,008
Accrued Litigation	14,792	55,025	52,756
Total current liabilities	193,277	718,989	669,078
Non-Current Liabilities:
Trade account payable	10,997	40,909	40,154
Loans	223,736	832,297	913,148
Salaries and social security taxes	10,945	40,717	40,090
Other liabilities	89,482	332,874	335,516
Accrued Litigation	12,268	46,637	45,078
Total non-current liabilities	347,428	1,92,434	1,373,986
Total liabilities	540,705	2,011,423	2,043,064
Shareholders’ equity	570,341	2,121,668	2,091,566
Total liabilities and shareholders’ equity	1,111,046	4,133,091	4,134,630

*Financial tables have been converted into U.S. dollars at a rate of Ps. 3.720 per dollar, the buying rate as of March 31, 2009, solely for the convenience of the reader.

Exhibit 2

EDENOR S.A.

Balance Sheets as of March 31, 2009 and December 31, 2008
Statements of Income for the three-month periods ended March 31, 2009 and 2008
Statements of Changes in Shareholders’ Equity for the three-month periods ended March 31, 2009 and 2008
Statements of Cash Flows for the three-month periods ended March 31, 2009 and 2008
Notes to the Financial Statements as of March 31, 2009 and 2008

Shareholders and public in general who are interested in learning more about the report related to the Financial Statements as of March 31, 2009, to be published in the electronic database of the Securities and Exchange Commission (SEC), please visit the Edenor website at www.edenor.com.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BOARD OF DIRECTORS

CHAIRMAN:	Alejandro Macfarlane

VICE CHAIRMAN:	Marcos Marcelo Mindlin

DIRECTORS:	Damián Miguel Mindlin
Gustavo Mariani
Luis Pablo Rogelio Pagano
Maximiliano Alejandro Fernandez
Eduardo Llanos
Ricardo Torres
Diego Martín Salaverri
Edgardo Alberto Volosín
Luis Caputo
Eduardo Orlando Quiles

ALTERNATE DIRECTORS:	Jorge Grecco
Javier Douer
Pablo Díaz
Ariel Schapira
Brian Henderson
Ricardo Sericano
Maia Chmielewski
Gabriel Cohen
Eduardo Maggi
Alejandro Mindlin
Rafael Mancuso
Jaime Javier Barba

SUPERVISORY COMMITTEE

MEMBERS:	Javier Errecondo
José Daniel Abelovich
Jorge Roberto Pardo

ALTERNATE MEMBERS:	Santiago Dellatorre
Marcelo Héctor Fuxman
Alejandro Gabriel Turri

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

Legal address: 1025 Azopardo Street – Autonomous City of Buenos Aires

FISCAL YEAR No. 18 BEGINNING ON JANUARY 1, 2009

FINANCIAL STATEMENTS AS OF MARCH 31, 2009

Main business: Distribution and sale of electricity in the area and under the terms of the concession agreement by which this public service is regulated (Note 1).

Date of registration with the Public Registry of Commerce:

              of the Articles of Incorporation: August 3, 1992

              of the last amendment to the By-laws: May 28, 2007

Term of the Corporation: Through August 3, 2087

Registration number with the “Inspección General de Justicia” (the Argentine governmental regulatory agency of corporations): 1,559,940

CAPITAL STRUCTURE

AS OF MARCH 31, 2009
(Note 16.a)

(amounts stated in pesos)

Class of shares	Subscribed and paid-in

Common, book-entry shares, face value 1 and 1 vote per share

Class A	462,292,111
Class B (1)	442,210,385
Class C	1,952,604

906,455,100

(1) Includes 9,412,500 treasury shares as of March 31, 2009 (Notes 1 and 3.s).

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEETS AS OF MARCH 31, 2009 AND DECEMBER 31, 2008

(stated in thousands of pesos)

	2009	2008

CURRENT ASSETS
Cash and banks	17,140	6,061
Investments (Exhibit D)	121,878	121,019
Trade receivables (Note 4)	435,785	446,022
Other receivables (Note 5)	37,588	42,801
Supplies	12,230	16,705

Total Current Assets	624,621	632,608

NON-CURRENT ASSETS
Trade receivables (Note 4)	56,638	65,839
Other receivables (Note 5)	85,657	99,472
Investments in other companies (Exhibit C)	397	397
Investments (Exhibit D)	63,138	67,212
Supplies	22,503	12,844
Property, plant and equipment (Exhibit A)	3,280,137	3,256,258

Total Non-Current Assets	3,508,470	3,502,022

Total Assets	4,133,091	4,134,630

	2009	2008

CURRENT LIABILITIES
Trade accounts payable (Note 6)	331,046	339,261
Loans (Note 7)	51,085	27,245
Salaries and social security taxes (Note 8)	81,149	94,787
Taxes (Note 9)	110,208	111,021
Other liabilities (Note 10)	90,476	44,008
Accrued litigation (Exhibit E)	55,025	52,756

Total Current Liabilities	718,989	669,078

NON-CURRENT LIABILITIES
Trade accounts payable (Note 6)	40,909	40,154
Loans (Note 7)	832,297	913,148
Salaries and social security taxes (Note 8)	40,717	40,090
Other liabilities (Note 10)	332,874	335,516
Accrued litigation (Exhibit E)	45,637	45,078

Total Non-Current Liabilities	1,292,434	1,373,986

Total Liabilities	2,011,423	2,043,064

SHAREHOLDERS’ EQUITY (as per related statements)	2,121,668	2,091,566

Total Liabilities and Shareholders’ Equity	4,133,091	4,134,630

The accompanying notes 1 through 27 and supplemental exhibits A, C, D, E, G and H are an integral part of these financial statements.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2008

(stated in thousands of pesos)

	2009	2008

Net sales (Note 11)	551,924	455,673
Electric power purchases	(267,628)	(214,871)

Gross margin	284,296	240,802

Transmission and distribution expenses (Exhibit H)	(125,860)	(117,411)
Selling expenses (Exhibit H)	(43,287)	(27,508)
Administrative expenses (Exhibit H)	(41,043)	(31,732)

Net operating income	74,106	64,151

Financial income (expense) and holding gains (losses)
Generated by assets
Exchange difference	7,929	984
Interest	3,109	2,524
Holding results	3,540	(107)
Generated by liabilities
Financial expenses	(2,527)	(2,213)
Exchange difference	(66,324)	(6,873)
Interest	(23,009)	(18,891)

Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Bs.As. (Notes 13 and 17.b)	2,706	3,778
Adjustment to present value of notes (Note 3.j)	(6,816)	(166)
Gain from the purchase of notes (Notes 3.j and 14)	63,100	0
Adjustment to present value of purchased notes (Notes 3.j and 14)	7,367	0

Other (Expense) Income, net (Note 12)	(5,382)	(6,639)

Income before taxes	57,799	36,548
Income tax (Note 3.m)	(27,697)	(17,550)

Net income for the period	30,102	18,998

Earnings per common share	0.034	0.021

The accompanying notes 1 through 27 and supplemental exhibits A, C, D, E, G and H are an integral part of these financial statements.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2008

(stated in thousands of pesos)

	2009									2008

	Shareholders’ contributions						Retained earnings

	Nominal Value (Note 16.a)	Adjustment to Capital	Additional Paid-in Capital	Nominal Value Treasury Stock Note 1	Adjustment to Capital Treasury Stock Note 1		Appropriated Retained Earnings	Unappropriated Retained Earnings

						Total	Legal Reserve		Total	Total

Balance at beginning of year	897,043	986,142	18,317	9,412	10,347	1,921,261	53,320	116,985	2,091,566	1,974,581

Appropriation resolved by the General Annual Meeting held on March 31, 2009 (Note 16.d)	—	—	—	—	—	—	6,156	(6,156)	—	—

Net income for the period	—	—	—	—	—	—	—	30,102	30,102	18,998

Balance at end of period	897,043	986,142	18,317	9,412	10,347	1,921,261	59,476	140,931	2,121,668	1,993,579

The accompanying notes 1 through 27 and supplemental exhibits A, C, D, E, G and H are an integral part of these financial statements.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2008

(stated in thousands of pesos)

	2009	2008

Changes in cash and cash equivalents
Cash and cash equivalents at beginning of year (Note 18.a)	126,399	101,198
Cash and cash equivalents at end of period (Note 18.a)	137,640	117,027

Net increase in cash and cash equivalents	11,241	15,829

Cash flows from operating activities
Net income for the period	30,102	18,998

Adjustments to reconcile net income to net cash flows provided by operating activities
Depreciation of property, plant and equipment (Exhibit A)	43,501	41,665
Retirement of property, plant and equipment (Exhibit A)	139	0
Gain from investments	(1,360)	0
Adjustment to present value of notes (Note 3.j)	6,816	166
Gain from the purchase of notes (Notes 3.j and 14)	(63,100)	0
Adjustment to present value of purchased notes (Notes 3.j and 14)	(7,367)	0
Exchange difference and interest on loans	60,545	6,782
Income tax (Note 3.m)	27,697	17,550
Allowance for doubtful accounts (Exhibit E)	8,404	3,152
Allowance for other doubtful accounts (Exhibit E)	2,607	0
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and of the Payment Plan Agreement with the Province of Bs.As. (Notes 13 and 17.b)	(2,706)	(3,778)

Changes in assets and liabilities:

Decrease in trade receivables	13,162	4,007
Net increase in other receivables	(11,276)	(7,614)
(Increase) Decrease in supplies	(5,184)	6,544
Decrease in trade accounts payable	(7,460)	(40,492)
Decrease in salaries and social security taxes	(13,011)	(7,300)
(Decrease) Increase in taxes	(813)	10,003
Increase in other liabilities	42,185	7,738
Net increase in accrued litigation	2,828	1,313

Financial interest paid (net of interest capitalized) (Notes 3.g and 18.b)	1,179	8,973
Financial and commercial interest collected (Note 18.b)	1,938	599

Net cash flows provided by operating activities	128,826	68,306

Cash flows from investing activities
Additions of property, plant and equipment (1)	(65,878)	(84,133)

Net cash flows (used in) investing activities	(65,878)	(84,133)

Cash flows from financing activities
Decrease in current and non-current investments (2)	3,377	0
Net (Decrease) Increase in loans	(55,084)	31,656

Net cash flows (used in) provided by financing activities	(51,707)	31,656

Net increase in cash and cash equivalents	11,241	15,829

(1)	Net of 1,641 Software lease agreement (Note 3.g) as of March 31, 2009.

(2)	Current investments include only those investments with original maturities of more than three months.

The accompanying notes 1 through 27 and supplemental exhibits A, C, D, E, G and H are an integral part of these financial statements.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

NOTES TO THE FINANCIAL STATEMENTS

AS OF MARCH 31, 2009 AND DECEMBER 31, 2008

(amounts stated in thousands of Argentine pesos)

1.	ORGANIZATION AND START UP OF THE COMPANY

In compliance with Law No. 24,065 and in agreement with the reform process of the Argentine Federal Government and the privatization program of Argentine state-owned companies, the entire business of generation, transportation, distribution and sale of electric power carried out by Servicios Eléctricos del Gran Buenos Aires S.A. (SEGBA) was declared to be subject to privatization; the operation was divided into seven business units: three for the distribution and four for the generation of electric power.

On May 14, 1992, the Ministry of Economy and Public Works and Utilities, by Resolution No. 591/92, approved the Bidding Terms and Conditions (Bid Package) of the International Public Bidding for the sale of the Class “A” shares, representing 51% of the capital stock of Empresa Distribuidora Norte S.A. (hereinafter, “EDENOR” or “the Company”) and Empresa Distribuidora Sur S.A. (EDESUR S.A.), two of the three electric power distribution companies into which SEGBA had been divided.

EDF International (EDF S.A.), Empresa Nacional Hidroeléctrica del Ribagorzana, S.A. (ENHER), Astra Compañía Argentina de Petróleo S.A. (ASTRA), Socièté D’Amenagement Urbain et Rural (SAUR), Empresa Nacional de Electricidad S.A. (ENDESA) and J.P. Morgan International Capital Corporation formed Electricidad Argentina S.A. (EASA) to bid for the Class “A” shares of EDENOR, a company organized on July 21, 1992 by Decree No. 714/92 of the Federal Government.

EASA was awarded the Class “A” shares of EDENOR based on a bid of US$427,973,000 (equivalent to the same amount in Argentine pesos as of such date). The corresponding contract for the transfer of 51% of EDENOR’s capital stock was executed on August 6, 1992. The award as well as the transfer contract were approved on August 24, 1992 by Decree No. 1,507/92 of the Federal Government. Finally, on September 1, 1992, EASA took over the operations of EDENOR.

In accordance with the provisions of Decree No. 282/93 of the Federal Government, dated February 22, 1993, the recorded values of assets, liabilities and net capital arising from the transfer of SEGBA, were determined on the basis of the price actually paid for 51% of EDENOR’s capital stock (represented by the totality of Class “A” shares). This price was also used as the basis to determine the value of the remaining 49% of the capital stock. In order to determine the value of the assets transferred from SEGBA, the amount of liabilities assumed was added to the value of the total capital stock of 831,610, determined as indicated above. Management estimates that the amounts of the assets transferred from SEGBA represented their fair values as of the date of the privatization.

The corporate purpose of EDENOR is to engage in the distribution and sale of electricity within the concession area. Furthermore, the Company may subscribe or acquire shares of other electricity distribution companies, subject to the approval of the regulatory agency, lease the network to provide electricity transmission or other voice, data and image transmission services, and render advisory, training, maintenance, consulting, and management services and know-how related to the distribution of electricity both in Argentina and abroad. These activities may be conducted directly by EDENOR or through subsidiaries or related companies. In addition, the Company may act as trustee of trusts created under Argentine laws, including extending secured credit facilities to service vendors and suppliers acting in the distribution and sale of electricity, who have been granted guarantees by reciprocal guarantee companies owned by the Company.

On June 12, 1996, the Extraordinary Shareholders’ Meeting approved the change of the Company’s name to Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) so that the new name would reflect the description of the Company’s core business. The amendment to the Company’s by-laws as a consequence of the change of name was approved by the National Regulatory Authority for the Distribution of Electricity (ENRE - Ente Nacional Regulador de la Electricidad), through Resolution No. 417/97 and registered with the Public Registry of Commerce on August 7, 1997.

On May 4 and June 29, 2001, EDF International S.A. (a wholly-owned subsidiary of EDF) acquired all the shares of EASA and EDENOR held by ENDESA Internacional, YPF S.A. (surviving company of ASTRA) and SAUR. Therefore, the direct and indirect interest of EDF International S.A. (EDFI) in EDENOR increased to 90%.

On June 29, 2005, the Board of Directors of EDF approved a draft agreement with Dolphin Energía S.A. (Dolphin) pursuant to which it would assign 65% of EDENOR’s capital stock (held by EDFI) through the transfer of all Class “A” common shares held by EASA and 14% of the Class “B” common shares. In this manner, EDFI would retain a 25% interest in EDENOR. The remaining 10% would be kept by the employees according to the Employee Stock Ownership Program (ESOP). The closing of the agreement took place upon its approval by the corresponding French and Argentine governmental authorities.

On September 15, 2005, by virtue of the stock purchase-sale agreement entered into by EDFI and Dolphin and Dolphin’s subsequent partial assignments of its interest in EASA and EDENOR to IEASA S.A. (IEASA) and New Equity Ventures LLC (NEV), the formal take over by Dolphin took place, together with the change in the Company’s indirect control through the acquisition of 100% of the capital stock of EASA, which is the controlling company of EDENOR, by Dolphin (90%) and IEASA (10%). Furthermore, as a result of the aforementioned agreement, the ownership of the Company’s Class “B” common shares (representing 39% of its capital stock) changed with 14% of the Company’s capital stock now being held by NEV and the remaining 25% being kept by EDFI.

On April 28, 2006, the Company’s Board of Directors decided to initiate the public offering of part of the Company’s capital stock in local and international markets, including, but not limited to the trading of its shares in the Buenos Aires Stock Exchange (BCBA) and the New York Stock Exchange (NYSE), United States of America.

On June 7, 2006, the Ordinary and Extraordinary Shareholders’ Meeting resolved to increase capital stock up to ten percent (10%), request authorization for the public offering from both the National Securities Commission (CNV) and the Securities and Exchange Commission (SEC) of the United States of America, as well as authorization to trade from both the Buenos Aires Stock Exchange and the New York Stock Exchange, entrusting the Board of Directors with the task of taking the necessary steps to implement such resolutions.

Additionally, it was decided that an American Depositary Receipts (ADRs) program, represented by American Depositary Shares (ADSs) would be created and that it would be the responsibility of the Board of Directors to determine the terms and conditions and the scope of the program.

On June 14, 2007, the Board of Directors approved the final report on Edenor’s capital increase and public offering process. As a result of the above-mentioned process, the Company’s Class B shares and American Depositary Shares (“ADSs”), representing Class B shares, are traded on the Buenos Aires Stock Exchange and the New York Stock Exchange, respectively. The final capital increase, as resolved by the above-mentioned Board of Directors, amounted to nine percent (9%) which is represented by 74,844,900 (seventy-four million eight hundred forty-four thousand nine hundred) new shares subscribed at the international primary offering, fully placed as 3,742,245 ADS. It was also reported that a secondary international offering was made on this date of 207,902,540 Class B shares.

The aforementioned issuance was carried out at a price of 2.62 per share. Taking into account that the nominal value of each share is 1.00, an additional paid-in capital, amounting to 121,249, was recorded.

The Class “B” shareholders NEV and EDFI informed the Company that at the secondary international offering they sold 49,401,480 and 179,049,520 Class “B” shares, respectively. Additionally, on May 1, 2007, the shareholders NEV and EDFI informed that they had sold 57,706,040 Class “B” shares at the secondary international offering when the international underwriters fully exercised the over-allotment option (green shoe) contemplated in the prospectus for the public offering and section 2 of the underwriting agreement.

With regard to the Company’s Class “C” shares held by the Employee Stock Ownership Program (ESOP), on April 29, 2007 the ESOP was partially cancelled in advance in conformity with a procedure set forth by the Federal Government, and on April 30, 2007, an amount of 81,208,416 shares, which had been converted into Class “B” shares on April 27, 2007, was sold at the domestic secondary offering. As of the date of issuance of these financial statements, an amount of 1,952,604 Class “C” shares, representing 0.22% of the Company’s capital stock, remains outstanding.

Furthermore, Dolphin and IEASA contributed 38,170,909 Class “B” shares of the Company that had been transferred to them by NEV to EASA, which is the controlling company. On April 27, 2007, the contributed shares were converted into Class “A” shares to ensure that EASA continues to hold 51% of all the Class “A” shares outstanding. On April 30, 2007, the Company requested that Caja de Valores S.A. register the new Class “A” shares and extend thereto the regulatory pledge in favor of the Argentine Government, in compliance with the Bidding Terms and Conditions of the International Public Bidding, the provisions of the Concession Agreement of Edenor S.A., and the terms of the related pledge agreements signed on August 31, 1992 and July 14, 1994 which, in accordance with their second clause, EASA was required to extend the first-priority preferred security interest to any Class “A” Shares of the Company that EASA would acquire on a date subsequent to those of said Agreements.

Moreover, section 19 of the Adjustment Agreement entered into by the Company and the Argentine Government, which was ratified by Decree No. 1957/2006, stipulates that the pledge on the Company’s shares in favor of the Argentine Government granted as security for the performance of the Concession Agreement will be extended to include the performance of the obligations assumed by the Company in this Adjustment Agreement.

The Company was notified that on June 22, 2007, the shareholders of Dolphin Energía S.A. and IEASA S.A. (that own 100% of the stock of Electricidad Argentina S.A., the controlling company of Edenor S.A.) and Pampa Holding S.A. entered into a memorandum of understanding whereby it was agreed that the totality of the capital stock of Dolphin Energía S.A. and IEASA S.A. would be exchanged for common shares of Pampa Holding S.A.

Furthermore, the Company received a notice from EASA whereby it was informed that the exchange for shares described in the preceding paragraph had formally been agreed upon on September 28, 2007 under a Stock Subscription Agreement entered into by Pampa Holding S.A., Marcos Marcelo Mindlin, Damián Miguel Mindlin, Gustavo Mariani, Latin American Energy LLC, New Equity Ventures LLC and Deutsche Bank AG, London Branch. Moreover, on such date, Pampa Holding S.A. acquired 100% of the capital stock of Dolphin Energía S.A. and IEASA S.A, which together own 100% of the capital stock of EASA.

On October 23, 2008, the Company’s Board of Directors decided to launch a public offering for the acquisition of the Company’s own shares pursuant to both the terms of Section 29, Chapter XXVII, Book 9 of the National Securities Commission’s regulations and the provisions of Section 68 of Law No. 17,811 (as amended by Decree No. 677/2001).

The shares acquired by virtue of the aforementioned provisions shall be sold by the Company within a maximum period of three years as from acquisition date, unless such period is extended by the Ordinary Shareholders’ Meeting.

On October 27, 2008, the Company requested authorization for the above-mentioned public offering from the National Securities Commission (CNV).

Furthermore, on October 29, 2008, the Company’s Board of Directors modified the basic terms and conditions of the aforementioned offering.

On October 30, 2008, the National Securities Commission (CNV) approved the above-mentioned public offering for the acquisition of the Company’s own shares. Furthermore, the Company’s Board of Directors fixed the purchase price of the shares to be acquired within the framework of the offering in the amount of pesos 0.65.

The main terms and conditions for the acquisition of the Company’s own shares in the framework of the offering have been the following:

-	Maximum amount to invest: up to pesos 45,000,000

-

Maximum number of shares included in the offering: up to 65,000,000 common, Class B and/or C shares, representing approximately 7.17% of the Company’s capital stock, with a nominal value of 1 peso each and the right to one vote per share

-

Source of the funds: the acquisition of shares will be made with realized and liquid profits resulting from the financial statements for the six-month period ended June 30, 2008 and approved by the Company’s Board of Directors on August 7, 2008. Additionally, it is stated that the Company is liquid and has the necessary economic resources to guarantee full satisfaction of the offering.

-	Scope of the offering: it was exclusively carried out in Argentina.

On November 14, 2008, the Company’s Board of Directors decided to continue with the acquisition process of the Company’s own shares through market transactions in accordance with the terms of section 68 of Law No. 17,811 (as amended by Decree No. 677/2001) and the CNV’s Regulations. This decision was taken firstly because the reasons that motivated the acquisition process through the public offering mechanism previously described continue to exist, and secondly because such mechanism would provide the Company with more flexibility to determine the purchase price of its own shares in a context of high volatility in the market value of shares in general.

Based on the foregoing, the Company’s Board of Directors approved the following basic terms and conditions:

-	Maximum amount to invest: up to pesos 45,000,000

-

Maximum number of Class B shares to be acquired: the number of common Class B shares, with a nominal value of 1 peso each and the right to one vote per share, equivalent to the maximum amount to invest, which may not exceed at any time, the maximum limit of treasury stock which the Company may own, in accordance with applicable regulations.

-

Daily limit for market transactions: up to 25% of the average daily transaction volume in the markets where the shares are listed, for the preceding 90-day period, in accordance with applicable regulations.

-	Price to be paid for the shares: between a minimum of 0.50 and a maximum of 0.80 peso per share.

-

Acquisition period: 120 calendar days to commence from the working day following the date of publication of the information in the Daily Bulletin of the Buenos Aires Stock Exchange, which took place on November 17, 2008. Such period may be reduced, renewed or extended. Investors will be informed of any such reduction, renewal or extension through the above-mentioned bulletin.

-

Source of the funds: the acquisition of shares will be made with realized and liquid profits resulting from the financial statements for the nine-month period ended September 30, 2008 and approved by the Company’s Board of Directors on November 5, 2008. Additionally, it is stated that the Company is liquid so as to make the aforementioned acquisitions without affecting its creditworthiness.

As of December 31, 2008 the Company acquired, through both acquisition processes, a total of 9,412,500 class B shares with a nominal value of 1 peso each at an acquisition cost of 6,130

On March 17, 2009, the 120-calendar-day period stipulated in the terms and conditions for the repurchase of treasury shares, that had commenced on November 18, 2008, came to an end.

As of March 31, 2009, the Company’s capital stock, represented by 906,455,100 shares is comprised of the following (Note 16.a):

Holder	Number of shares	Class	% held

EASA (1)	462,292,111	“A”	51.00
Market in general (2)	442,210,356	“B”	48.78
Banco Nación (3)	1,952,604	“C”	0.22
New Equity Ventures LLC	19	“B”	0
EDF Internacional S.A.	10	“B”	0

(1) The shares are pledged in favor of the Argentine Government as evidenced by the certificate issued by Caja de Valores.

(2) Includes 9,412,500 treasury shares as of March 31, 2009.

(3) Trustee of the Employee Stock Ownership Program.

2.	BASIS OF PRESENTATION OF THE FINANCIAL STATEMENTS

Financial statements presentation

These financial statements have been prepared in accordance with accounting principles generally accepted in the City of Buenos Aires, Argentina (hereinafter “Argentine GAAP”) and the criteria established by the National Securities Commission (CNV), taking into account that which is mentioned in the following paragraphs.

The amounts of these financial statements are stated in thousands of Argentine pesos.

As from January 1, 2003 and as required by General Resolution No. 434/03 of the CNV, the Company reports the results of its operations, determines the values of its assets and liabilities and determines its profit and loss in conformity with the provisions of Technical Resolutions (TR) Nos. 8, 9 and 16 through 18 (amended text June 2003). As from January 1, 2004, the Company has applied the provisions of TR No. 21 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) as approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (CPCECABA), with specific few exceptions and clarifications introduced by General Resolution No. 459/04 of the CNV.

The CNV through its General Resolutions Nos. 485/05 and 487/06 decided to implement certain changes in the Argentine GAAP effective for fiscal years or interim periods beginning as from January 1, 2006, by requiring the application of TR Nos. 6, 8, 9, 11, 14, 16, 17, 18, 21, 22 and 23 and Interpretations 1, 2, 3, and 4, of the FACPCE with the amendments introduced by such Federation through April 1, 2005 (Resolution No. 312/05) and adopted by the CPCECABA (Resolution CD No. 93/05) with certain amendments and clarifications.

Among the aforementioned changes the following can be noted: i) the comparison between the values of certain assets and their recoverable values, using discounted cash-flows; ii) the consideration of the difference between the accounting and tax values resulting from the adjustment for inflation included in non-monetary assets, as a temporary difference, allowing the Company to either recognize a deferred tax liability or to disclose the effect of such accounting change in a note to the financial statements and (iii) the capitalization of interest cost on certain assets (only those assets that require an extended period of time to be produced or acquired would qualify) during the term of their construction and until they are in condition to be used.

With regard to the impact of the application of the change mentioned in the preceding paragraph under (i) on the Company’s property, plant and equipment, said change does not have a significant impact on the Company’s financial position or net income for the period ended March 31, 2009, given that the fair value (defined as the discounted value of net cash flows arising from both the use of the assets and their final disposal) exceeds their recorded value (Note 3.g).

With regard to item (ii), the Company has decided to disclose said effect in a note to the financial statements. Had the Company chosen to recognize the effect of the adjustment for inflation of its property, plant and equipment as a temporary difference, as of March 31, 2009 a deferred tax liability of approximately 403,297 and a credit to net income for the period, under the income tax account, amounting to 6,924 would have been recorded.

Additionally, had the Company elected to recognize a deferred tax liability, and excluding the effects of the allowance for impairment of value of deferred tax assets, in subsequent years, the Company would have recorded an income tax expense that would have been lower than the income tax expense that will be recorded as a result of maintaining the criterion applied up to the moment, whose distribution in subsequent years has been estimated as follows:

Year	Effect on deferred tax result Nominal value

2009 (nine months)	19,797
2010	25,011
2011	24,084
2012 – 2016	106,866
2017 – 2021	88,058
Remainder	139,481

Total	403,297

On May 24, 2006 the Board of the CPCECABA approved TR No. 23 “Argentine GAAP – Employee benefits upon termination of labor relationship and other long-term benefits”. This TR is in effect for the Company’s financial statements for fiscal years or interim periods beginning as from January 1, 2007. The amounts corresponding to the personnel benefits plan (pension plan) implemented by the Company are disclosed in Notes 3.o and 8.

Consideration of the effects of inflation

The financial statements fully reflect the effects of the changes in the purchasing power of the currency through August 31, 1995. As from such date, and in accordance with Argentine GAAP and the requirements of control authorities, the restatement of the financial statements to reflect the effects of inflation was discontinued until December 31, 2001. As from January 1, 2002, and in accordance with Argentine GAAP, it was established that inflation adjustment be reinstated and that the accounting basis restated as a result of the change in the purchasing power of the currency through August 31, 1995, as well as transactions with original date as from such date through December 31, 2001, be considered as restated as of the latter date. The financial statements have been restated to reflect the effects of inflation based on the variations of the Domestic Wholesale Price Index.

On March 25, 2003, the Federal Government issued Decree No. 664 establishing that financial statements for fiscal years ending as from such date had to be prepared in nominal currency. Consequently, and in accordance with Resolution No. 441 of the CNV, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion does not agree with Argentine GAAP which establish that financial statements were to be restated through September 30, 2003. The Company has estimated that the effect of not having restated the financial statements through September 30, 2003 is not significant on the financial statements.

3.	VALUATION CRITERIA

The main valuation criteria used in the preparation of these financial statements are as follow:

a)	Cash and banks:

	–	In local currency: at nominal value.

	–	In foreign currency: at the exchange rate in effect as of the end of the period/year. The corresponding detail is disclosed in Exhibit G.

b)	Current investments:

	–	Time deposits, which include the portion of interest income accrued through the end of the period/year.

	–	Money market funds, which have been valued at the prevailing market price as of the end of the period/year.

	–	Government bonds, which have been valued at the market price as of the end of the period/year.

c)	Trade receivables:

	–	Services rendered and billed but not collected, and services rendered but unbilled as of the end of the period/year, at nominal value, except for those indicated in the following paragraph;

–

Services rendered but unbilled as of the end of the period/year, arising from the retroactive increase deriving from the application of the electricity rate schedule resulting from the RTT (Note 17.b) have been valued on the basis of the best estimate of the amount to be collected, discounted at a 10.5% annual nominal rate, which, in accordance with the Company’s criterion, reasonably reflected market assessments of the time value of money and risks specific to the receivable at the time of their initial measurement. The same procedure was followed with the amount included in the payment plan agreement signed with the Province of Buenos Aires under the Framework Agreement (Note 13).

The amounts thus determined:

	1.	are net of an allowance for doubtful accounts, as described in more detail in paragraph h) of this Note.

	2.	consider the effects of that which is stated in Note 13.

d)	Other receivables and liabilities (excluding loans):

	–	In local currency: at nominal value.

	–	In foreign currency: at the exchange rate in effect as of the end of the period/year (Exhibit G).

Other receivables and liabilities have been valued as indicated above including, if any, interest income or expense accrued as of the end of the period/year. The values thus obtained do not differ significantly from those that would have been obtained if the Argentine GAAP had been applied, inasmuch as they establish that other receivables and liabilities must be valued on the basis of the best estimate amount to be collected and paid, respectively, discounted at a rate that reflects the time value of money and the risks specific to the transaction estimated at the time of their being recorded in assets and liabilities, respectively.

Trade accounts payable have been valued at nominal value including, if any, interest expense accrued as of the end of the period/year. The values thus obtained do not differ significantly from those that would have been obtained if the Argentine GAAP had been applied, inasmuch as they establish that trade accounts payable must be valued at their estimated cash price at the time of the transaction, plus interest and implicit financing components accrued on the basis of the internal rate of return determined at such opportunity.

e)	Supplies:

Supplies were valued at acquisition cost restated to reflect the effects of inflation as indicated in Note 2. The consumption of supplies has been valued based on the average cost method.

The Company has classified supplies into current and non-current depending on whether they will be used for maintenance or capital expenditures.

The carrying value of supplies, taken as a whole, does not exceed their recoverable value as of the end of the period/year.

f)	Non-current investments:

-

50% interest held in the related company SACME S.A. (a company organized by means of equal contributions by distribution companies EDENOR S.A. and EDESUR S.A. in accordance with the Bid Package). SACME S.A. is in charge of monitoring the electric power supplied to the aforementioned distributors. As of March 31, 2009 and December 31, 2008, the investment in SACME has been recorded at its equity value (Exhibit C).

In order to determine the equity value, the audited financial statements of SACME S.A. as of December 31, 2008 have been used. The Company is not aware of any events occurred in SACME as of March 31, 2009 that could significantly modify that company’s financial position or its results. The accounting principles used by SACME are similar to those applied by EDENOR for the preparation of its financial statements.

-

Corporate Notes of Central Térmica Güemes: As of December 31, 2008, the aforementioned corporate notes have been valued at their acquisition value plus interest income accrued translated into pesos at the rate of exchange in effect as of year-end.

As of December 31, 2008, interest income accrued were disclosed in current investments and amounted to 393 (Exhibit D).

During the period ended March 31, 2009, the Company sold the aforementioned corporate notes. This generated a loss of 4,358, which has been included in the Holding results generated by assets account of the Statement of Income.

–

Municipal Financial Restructuring Bonds (Municipal Bonds) issued pursuant to Law No. 11,752 of the Province of Buenos Aires were valued at their acquisition value, including the inflation-linked CER (“benchmark stabilization coefficient”) adjustment and interest accrued at an annual rate of 4%.

Principal installments maturing within the twelve months subsequent to the end of the period/year have been disclosed in current investments and amount to 1,378 and 1,361 as of March 31, 2009 and December 31, 2008, respectively (Exhibit D).

-

Discretionary trust: As of the end of the period/year, its value has been based upon the market price of the securities kept by the trustee translated into pesos at the rate of exchange in effect as of the end of the period/year (Note 22).

g)	Property, plant and equipment:

Property, plant and equipment transferred by SEGBA on September 1, 1992 were valued as of the privatization date as described below, and restated to reflect the effects of inflation as indicated in Note 2. The total value of the assets transferred from SEGBA was allocated to individual assets accounts on the basis of engineering studies conducted by the Company.

The total value of property, plant and equipment has been determined based on the US$427 million price actually paid by EASA for the acquisition of 51% of the Company’s capital stock at acquisition date. Such price was used to value the entire capital stock of EDENOR at 832 million pesos, which, when added to the fair value of the debts assumed by the Company under the SEGBA Privatization Bid Package for 139.2 million pesos less the fair value of certain assets received from SEGBA for 103.2 million, valued property plant and equipment at 868 million pesos.

SEGBA neither prepared separate financial statements nor maintained financial information or records with respect to its distribution operations or the operations in which the assets transferred to EDENOR were used. Accordingly, it was not possible to determine the historical cost of transferred assets.

Additions subsequent to such date have been valued at acquisition cost restated to reflect the effects of inflation as indicated in Note 2, net of the related accumulated depreciation. Depreciation has been calculated by applying the straight-line method over the estimated useful life of the assets which was determined on the basis of the above-mentioned engineering studies. Furthermore, in order to improve the disclosure of the account, the Company has made certain changes in the classification of property, plant and equipment based on each technical process.

In accordance with the provisions of TR No. 17, financial costs in relation to any given asset may be capitalized when such asset is in the process of production, construction, assembly or completion, and such processes, due to their nature, take long periods of time; those processes are not interrupted; the period of production, construction, assembly or completion does not exceed the technically required period; the necessary activities to put the asset in a condition to be used or sold are not substantially complete; and the asset is not in condition so as to be used in the production or start up of other assets, depending on the purpose pursued with its production, construction, assembly or completion. The Company capitalized financial costs on property, plant and equipment from 1997 to 2001, from 2006 through 2008 and during the period ended March 31, 2009. Financial costs capitalized for the three-month periods ended March 31, 2009 and 2008 amounted to 6,591 and 8,973, respectively.

During the three-month periods ended March 31, 2009 and 2008, direct and indirect costs capitalized amounted to 10,894 and 8,649 respectively.

Furthermore, on May 19, 2008 the Company entered into a software lease agreement, which, in accordance with the provisions of section 4.1 of Technical Resolution No. 18 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, has been considered as a Finance Lease. Additionally, on November 27, 2008 the aforementioned agreement was amended so as to extend its scope.

Common characteristics of these lease contracts are that they transfer substantially all the risks and rewards incident to the ownership of the leased asset, whose ownership title may be transferred or not. In consideration thereof, the Company (lessee) agrees to make one or more payments that cover the current value of the asset and the corresponding financial charges.

For this concept, the Company has recorded 11,849 and 10,103 in the Property, plant and equipment account (Exhibit A), and 8,895 and 8,276 in Other Liabilities under Other (Note 10) as of March 31, 2009 and December 31, 2008, respectively and 268 in the Statement of Income under Financial interest as of March 31, 2009.

The recorded value of property, plant and equipment, taken as a whole, does not exceed their recoverable value as of the end of the period/year.

h)	Allowances (Exhibit E):

Allowance for doubtful accounts: it has been recorded to adjust the valuation of trade receivables and other receivables up to their estimated recoverable value. The amount of the allowance has been determined based on the historical series of collections for services billed through the end of the period/year and collections subsequent thereto.

Additionally, for purposes of calculating the amount of the allowance, the Company has considered a detailed analysis of accounts receivable in litigation.

The evolution and balances of allowances have been disclosed in Exhibit E.

i)	Accrued litigation:

Amounts have been accrued for several contingencies.

1)

The Company is a party to certain lawsuits and administrative proceedings in several courts and government agencies, including certain tax contingencies arising from the ordinary course of business. The Argentine tax authority (“AFIP”) has challenged certain income tax deductions related to allowances for doubtful accounts made by the Company on its income tax returns for fiscal years 1996, 1997 and 1998, and has assessed additional taxes for approximately 9,300. Tax related contingencies are subject to interest charges and, in some cases, to fines. For these concepts, as of March 31, 2009, the Company has recorded an accrual for 29,521. This matter is currently on appeal to the Federal Tax Court and the Federal Appellate Court in Administrative Matters. During the appeal process, payment of such claim has been suspended. See Note 26.b.

2)

The Company is also a party to civil and labor lawsuits in the ordinary course of business.

At the end of the period/year, management evaluates these contingencies and records an accrual for related potential losses when: (i) payment thereof is probable, and (ii) the amount can be reasonably estimated. The Company estimates that any loss in excess of amounts accrued in relation to the above matters will not have a material adverse effect on the Company’s result of operations or its financial position.

The evolution and balances of the accrued litigation account have been disclosed in Exhibit E.

j)	Loans:

As of March 31, 2009 and December 31, 2008, the notes resulting from the restructuring process (Note 14) have been valued on the basis of the best estimate of the amount to be paid, discounted at a 10.5% annual nominal rate, which, in accordance with the Company’s criterion, reasonably reflects market assessments of the time value of money and specific debt risks.

The adjustment to present value of future cash flows of the notes, at the market rate in effect at the time of the initial measurement, generated a loss of 6,816 and 166 as of March 31, 2009 and 2008 respectively.

During the three-month period ended March 31, 2009 and the years ended December 31, 2008 and 2007, the Company purchased at market prices and in successive operations all “discount notes” and part of the “fixed rate par notes” due in 2016 and 2017, for nominal values of US$40,179 thousand, US$50,033 thousand and US$283,726 thousand, respectively (Note 14).

As of March 31, 2009, the principal outstanding balance of the notes amounts to 827,667 (Note 14).

“Derivative financial instruments” (Note 23) have been valued in accordance with the provisions of section 2 of Technical Resolution No. 18 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), which require that all derivative financial instruments be recognized as either assets or liabilities at their fair value, regardless of whether they are designated as hedging instruments or not.

Furthermore, the changes in the accounting basis of financial instruments not designated as hedging instruments have been recognized by the Company in the Financial income (expense) and holding gains (losses) generated by liabilities account of the Statement of Income under Exchange difference with a contra-account in Current Liabilities – Loans under Interest (Note 7).

k)	Shareholders’ equity accounts:

These accounts have been restated to reflect the effects of inflation as indicated in Note 2, except for the “Shareholders’ Contributions - Nominal value” and “Additional Paid-in Capital” accounts which have been maintained at their nominal value. The excess of the adjusted value of Capital Stock over its nominal value has been included in the “Shareholders’ Contributions – Adjustment to Capital” account.

The Treasury Stock account represents the nominal value of the Company’s own shares acquired by the Company (Note 1)

l)	Statement of income accounts:

	–	The accounts that accumulate monetary transactions have been disclosed at their nominal values.

	–	Financial income (expense) and holding gains (losses) have been disclosed separately under income (expense) generated by assets and by liabilities.

	–	The adjustment to present value of the notes is stated at nominal value.

–

The adjustment to present value of trade receivables related to both the application of the retroactive tariff increase agreed upon in the Adjustment Agreement and the payment plan agreement signed with the Province of Buenos Aires for amounts deriving from the Framework Agreement is stated at nominal value.

m)	Income tax and tax on minimum presumed income:

The Argentine GAAP require the application of the deferred tax method to account for income tax. This method consists of recognizing deferred tax assets and liabilities when temporary differences arise from the valuation of assets and liabilities for accounting and tax purposes. Regarding the restatement of property, plant and equipment to reflect the effects of inflation, the Company has applied Resolution MD (the Board) No. 11/03 of the CPCECABA and General Resolution No. 487/06 of the CNV (Note 2 – Changes in Argentine GAAP).

The reconciliation between the income tax as charged to the statement of income for the periods ended March 31, 2009 and 2008, and the amount that would result from applying the tax rate in effect (35%) to the income before taxes for each period, is as follows:

	2009	2008

Income for the period before taxes	57,799	36,548
Applicable tax rate	35%	35%

Income for the period at the applicable tax rate	20,230	12,792
Permanent differences
Adjustment for inflation of property, plant and equipment	6,924	7,220
Accruals and other	543	(2,462)

Total income tax charge for the period	27,697	17,550
Variation between deferred assets (liabilities) charged to income	3,202	4,311

Income tax for the period	30,899	21,861

Additionally, the breakdown of deferred tax assets and liabilities as of March 31, 2009 and December 31, 2008 is as follows:

	2009	2008

Non-current deferred tax assets
Tax-loss carry forward	0	8,316
Allowance for doubtful accounts	14,574	9,813
Accruals	96,098	74,823
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule and other trade receivables	4,710	5,657
Supplies valuation	73	107

	115,455	98,716

	2008	2007

Non-current deferred tax liabilities
Current investments	0	(156)
Property, plant and equipment	(24,356)	(25,777)
Adjustment of notes valuation	(7,129)	7,985

	(31,485)	(17,948)

Net deferred tax assets	83,970	80,768

Additionally, as of December 31, 2008, the Company had tax credits on minimum presumed income for payments made in prior years since this tax is complementary to the income tax. The Company’s tax obligation for a given year will be equal to the higher of these taxes. However, should the tax on minimum presumed income exceed income tax in any given fiscal year, such excess will be eligible for credit against a partial payment of any excess of the income tax over the tax on minimum presumed income that may arise in any of the ten subsequent fiscal years.

n)	Operating leases

As lessee, EDENOR has lease contracts (buildings) which classify as operating leases.

Common characteristics of these lease contracts are that lease payments (installments) are established as fixed amounts; there are neither purchase option clauses nor renewal term clauses (except for the Handling and Energy Transformation Center contract that has an automatic renewal clause for the term thereof); and there are prohibitions such as: transferring or sub-leasing the building, changing its use and/or making any kind of modifications thereto. All operating lease contracts have cancelable terms and lease periods of two to thirteen years.

Buildings are for commercial offices, two warehouses, the headquarters building (comprised of administration, commercial and technical offices), the Handling and Energy Transformation Center (two buildings and a plot of land located within the perimeter of Central Nuevo Puerto and Puerto Nuevo) and Las Heras substation.

As of March 31, 2009 and December 31, 2008, future minimum lease payments with respect to operating leases are as follow:

	2009	2008

2009	4,794	6,031
2010	6,476	5,934
2011	2,338	2,275
2012	267	259
2013	207	203
2014	147	147

Total future minimum lease payments	14,229	14,849

Total rental expenses for all operating leases for the three-month periods ended March 31, 2009 and 2008 are as follow:

	2009	2008

Total lease expenses	1,585	1,054

As lessor, Edenor has entered into several operating lease contracts with certain cable television companies granting them the right of use on poles of the Company’s network. Most of such lease contracts include automatic renewal clauses.

As of March 31, 2009 and December 31, 2008, future minimum lease collections with respect to operating leases are as follow:

	2009	2008

2009	8,268	10,303
2010	1,531	1,490
2011	39	0
2012	31	0
2013	30	0
2014	7	0

Total future minimum lease collections	9,906	11,793

Total rental income for all operating leases for the three-month periods ended March 31, 2009 and 2008, is as follows:

	2009	2008

Total lease income (Note 11)	3,215	2,846

o)	Labor cost liabilities and early retirements payable:

They include the following charges:

	–	for supplementary benefits of leaves of absence derived from accumulated vacation,

–

for seniority-based bonus to be granted to employees with a specified number of years of employment, as stipulated in collective bargaining agreements in effect. As of March 31, 2009 and December 31, 2008, the accrual for such bonuses amounted to 8,335 and 8,001, respectively, and

–

for other personnel benefits (pension plan) to be granted to employees upon retirement, as stipulated in collective bargaining agreements in effect. As of March 31, 2009 and December 31, 2008, the accrual for these benefits amounted to 19,587 and 18,048, respectively.

Liabilities related to the above-mentioned seniority-based bonus and other personnel benefits (pension plans) to be granted to employees, have been determined taking into account all rights accrued by the beneficiaries of both plans as of March 31, 2009 and December 31, 2008, respectively, on the basis of an actuarial study conducted by an independent actuary as of December 31, 2008. Such liabilities have been disclosed under the “Salaries and social security taxes” account as seniority-based bonus and other personnel benefits, respectively (Note 8).

Early retirements payable corresponds to individual optional agreements. After employees reach a specific age, the Company may offer them this option. The related accrued liability represents future payment obligations which as of March 31, 2009 and December 31, 2008 amount to 6,379 and 6,815 (current) and 12,795 and 14,041 (non-current), respectively (Note 8).

The periodical components of the personnel benefits plan for the three-month periods ended March 31, 2009 and 2008, which are disclosed in Other (expense) income, net under Voluntary retirements – bonuses (Note 12), are as follow:

	2009	2008

Cost	402	327
Interest	1,211	995
Amortization of recognized net actuarial loss	329	190

	1,941	1,512

The detail of the variations in the Company’s payment commitments under the personnel benefits plan as of March 31, 2009 and December 31, 2008 is as follows:

	2009	2008

Payment commitments under the personnel benefits plan at the beginning of the year	26,623	19,083
Cost	402	1,488
Interest	1,211	4,441
Actuarial loss	0	3,638
Benefits paid to participating employees	(402)	(2,027)

Payment commitments under the personnel benefits plan at the end of the period	27,834	26,623

Payment commitments under the personnel benefits plan at the end of the period	27,834	26,623
Unrecognized net actuarial loss	(8,247)	(8,575)

Total personnel benefits plan (Note 8)	19,587	18,048

Actuarial assumptions used were the following:

2009

Discount rate	18%
Salary increase	15%
Inflation	11.5%

The actuarial method used by the Company is the “Projected Unit Credit Method”.

As of March 31, 2009 and December 31, 2008, the Company does not have any assets related to the personnel benefit plan (pension plan).

p)	Customer deposits and contributions:

Customer deposits:

Under the Concession Agreement, the Company is allowed to receive customer deposits in the following cases:

	1.	When the power supply is requested and the user is unable to provide evidence of his legal ownership of the premises;

	2.	When service has been suspended more than once in one-year period;

	3.	When the power supply is reconnected and the Company is able to verify the illegal use of the service (fraud).

	4.	When the customer is undergoing liquidated bankruptcy or reorganization proceedings.

The Company has decided not to request customer deposits from residential tariff customers.

Customer deposits may be either paid in cash or through the customer’s bill and accrue monthly interest at a specific rate of Banco de la Nación Argentina called “reference” rate.

When a customer requests that the supply service be disconnected, the customer’s deposit is credited (principal amount plus any interest accrued up to the date of reimbursement). Any balance outstanding at the time of requesting the disconnection of the supply service is deducted from the amount so credited. Similar procedures are followed when the supply service is disconnected due to a lack of customer payment. Consequently, the Company recovers, either fully or partially, any amount owed for electric power consumption.

When the conditions for which the Company is allowed to receive customer deposits no longer exist, the principal amount plus any interest accrued thereon are credited to the customer’s account.

Customer contributions:

The Company receives advances from certain customers for services to be provided based on individual agreements. Such advances are stated at nominal value as of the end of the period/year.

q)	Revenue recognition:

Revenues from operations are recognized on an accrual basis and derive mainly from electricity distribution. Such revenues include electricity supplied, whether billed or unbilled, at the end of the period/year and have been valued on the basis of applicable tariffs.

The Company also recognizes revenues from other concepts included in distribution services, such as new connections, rights of use on poles, transportation of electricity to other distribution companies, etc.

All revenues are recognized when the Company’s revenue earning process has been substantially completed, the amount of revenues may be reasonably measured and the economic benefits associated with the transaction flow to the Company.

During the year ended December 31, 2007, the Company recognized revenues from the retroactive tariff increase deriving from the application of the electricity rate schedule resulting from the RTT to non-residential consumption for the period of November 2005 through January 31, 2007 (Note 17.b) as it was during this fiscal year that the new electricity rate schedule was approved by Resolution No. 51/2007 of the ENRE and applied as from February 1, 2007.

On October 4, 2007 the Official Gazette published Resolution No. 1037/2007 of the National Energy Secretariat. Said resolution establishes that the amounts paid by the Company for the Quarterly Adjustment Coefficient (CAT) implemented by Section 1 of Law No. 25,957, as well as the amounts corresponding to the Cost Monitoring Mechanism (MMC) for the period May 2006 through April 2007 (Note 17 b and c) be deducted from the funds resulting from the difference between surcharges billed and discounts made to customers, deriving from the implementation of the Program for the Rational Use of Electric Power (PUREE), until their transfer to the tariff is granted by the regulatory authority. The resolution also establishes that the MMC adjustment for the period May 2006 through April 2007, applicable as from May 1, 2007, amounts to 9.63%.

Additionally, on October 25, 2007 the ENRE issued Resolution No. 710/2007 which approves the MMC compensation mechanism established in the aforementioned Resolution No. 1037/2007 of the National Energy Secretariat.

The amounts corresponding to the Cost Monitoring Mechanism (MMC) for the period May 2006 through April 2007 as well as those corresponding to the period May 2007 through October 2007 were transferred to the tariff as from July 1, 2008, in accordance with the provisions of Resolution No. 324/2008 (Note 17.b).

By Note No. 1383 dated November 26, 2008 of the National Energy Secretariat, the ENRE was instructed to consider the earmarking of the funds deriving from the application of the Cost Monitoring Mechanism (MMC) corresponding to the period May 2007 through October 2007 whose recognition was pending, and to allow that such funds be deducted from the excess funds deriving from the application of the Program for the Rational Use of Electric Power (PUREE), in accordance with the provisions of Resolution No. 1037/2007 of the National Energy Secretariat.

r)	Estimates:

The preparation of the financial statements in accordance with Argentine GAAP requires the Company’s Board of Directors and Management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results and amounts may differ from the estimates used in the preparation of the financial statements.

s)	Earnings per common share:

It has been computed on the basis of the number of shares outstanding as of March 31, 2009 and 2008 which amounts to 897,042,600 (net of the treasury shares as of March 31, 2009 and December 31, 2008 for 9,412,500) and 906,455,100 respectively. There is no earning (loss) per share dilution, as the Company has issued neither preferred shares nor corporate notes convertible into common shares.

t)	Segment information:

In accordance with the provisions of TR No. 18, the Company is required to disclose segment information provided certain requirements are met. This Resolution establishes the criterion to be followed for reporting information on operating segments in annual financial statements, and requires the reporting of selective information on operating segments in interim financial reports. Operating segments are those components of a company’s activity about which different financial information may be obtained, whether for the allocation of resources or the determination of an asset’s performance. TR No. 18 also establishes the criterion to be applied by a company to disclose its products and services, geographical areas and major customers.

The Company is a natural monopoly that operates in a single business segment, electricity distribution and sale in a specific geographical area, pursuant to the terms of the concession agreement that governs the provision of this public service. The Company’s activities have similar economic characteristics and are similar as to the nature of their products and services and the electricity distribution process, the type or category of customers, the geographical area and the methods of distribution. Management evaluates the Company’s performance based on net income. Accordingly, the disclosure of information as described above is not necessary.

u)	Risk management:

The Company operates mainly in Argentina. Its business may be affected by inflation, currency devaluation, regulations, interest rates, price controls, changes in governmental economic policies, taxes and other political and economic-related issues affecting the country. The majority of the Company’s assets are either non-monetary or denominated in Argentine pesos, whereas the majority of its liabilities are denominated in U.S. dollars. As of March 31, 2009, a minimum portion of the Company’s debts accrues interest at floating rates; consequently the Company’s exposure to interest rate risk is limited (Note 14).

As of March 31, 2009 and December 31, 2008, the Company has derivative financial instruments with the aim of hedging the foreign currency exchange rates of the cash flows that the Company must pay on the next two interest payment dates of its financial debt –Floating Rate Par Notes and Class 7 Notes (Note 23.a).

Additionally, as of March 31, 2009, the Company has entered into forward and futures contracts with the aim of mitigating the risk generated by the fluctuations in the US dollar rate of exchange (Note 23.b).

v)	Concentration risks:

Related to customers

The Company’s accounts receivable derive primarily from the sale of electric power.

No single customer accounted for more than 10% of sales for the three-month periods ended March 31, 2009 and 2008. The collectibility of trade receivables balances related to the Framework Agreement, which amount to 53,744 and 49,390 as of March 31, 2009 and December 31, 2008, respectively, as disclosed in Notes 4 and 13, is subject to compliance with the terms of such agreement.

Related to employees who are union members

As of March 31, 2009, approximately 78% of the Company’s employees were union members. Although the relationship with unions is currently stable, the Company may not ensure that there will be no work disruptions or strikes in the future, which could have a material adverse effect on the Company’s business and the results of operations. Furthermore, collective bargaining agreements signed with unions expired at the end of the 2007 fiscal year. There is no guarantee that the Company will be able to negotiate new collective bargaining agreements under the same terms as those currently in place or that there will be no strikes before or during the negotiation process.

The Bid Package sets forth the responsibilities of both SEGBA and the Company in relation to the personnel transferred by SEGBA through Resolution No. 26/92 of the Energy Secretariat. According to the Bid Package, SEGBA will be fully liable for any labor and social security obligations accrued or originated in events occurred before the take-over date, as well as for any other obligations deriving from lawsuits in process at such date.

During 2005, two new collective bargaining agreements were signed with the Sindicato de Luz y Fuerza de la Capital Federal and the Asociación de Personal Superior de Empresas de Energía, which expired on December 31, 2007 and October 31, 2007, respectively. These agreements were approved by the Ministry of Labor and Social Security on November 17, 2006 and October 5, 2006, respectively.

As of the date of issuance of these financial statements, meetings aimed at negotiating the renewal terms of both collective bargaining agreements are being held with the above-mentioned unions.

w)	Foreign currency translation/ transactions:

The Company accounts for foreign currency denominated assets and liabilities and related transactions as follows:

The accounting measurements of purchases, sales, payments, collections, other transactions and outstanding balances denominated in foreign currency are translated into pesos using the exchange rates described below. Thus, the resulting amount in pesos represents the amount collected or to be collected, paid or to be paid.

For conversion purposes, the following exchange rates are used:

a) the exchange rate in effect at the date of the transaction, for payments, collections and other transactions denominated in foreign currency; and

b) the exchange rate in effect at the date of the financial statements, for assets and liabilities denominated in foreign currency.

For transactions and balances denominated in foreign currency, the bid price is used for assets, and the offer price is used for liabilities.

The effect of such transactions has been included in the Statements of Income as “Exchange difference” under “Financial income (expense) and Holding gains (losses)”.

4.	TRADE RECEIVABLES

The detail of trade receivables as of March 31, 2009 and December 31, 2008 is as follows:

	2009	2008

Current:

Receivables from sales of electricity:

Billed	174,442	166,958

Unbilled
Sales of electricity	192,388	209,879
Retroactive tariff increase arising from the application of the new electricity rate schedule (Note 17.b item d)	41,973	39,361
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule (Note 3.c)	(2,531)	(2,516)
Framework Agreement (Notes 3.c and 13)	53,744	49,390
Framework Agreement - Payment plan agreement with the Province of Bs. As. (Note 13)	2,292	2,292
National Fund of Electricity (Note 17.a)	2,339	2,812
Specific fee payable for the expansion of the network, transportation and others (Note 17.b)	1,168	929
In litigation	10,156	10,014

Subtotal	475,971	479,119
Less:
Allowance for doubtful accounts (Exhibit E)	(40,186)	(33,097)

	435,785	446,022

Non-Current:
Receivables from sales of electricity:
Unbilled
Retroactive tariff increase arising from the application of the new electricity rate schedule (Note 17.b item d)	67,565	79,487
Adjustment to present value of the retroactive tariff increase arising from the application of the new electricity rate schedule (Note 3.c)	(10,927)	(13,648)

	56,638	65,839

5.	OTHER RECEIVABLES

The detail of other receivables as of March 31, 2009 and December 31, 2008 is as follows:

	2009	2008

Current:

Prepaid expenses	2,517	976
Advances to suppliers	2,201	3,088
Advances to personnel	8,485	7,451
Related parties (Note 15)	449	449
Writs of attachment under ENRE proceedings (Note 17.a)	59	59
Other debtors (1)	19,789	15,271
Initial margin (2) (Note 23.b)	5,888	0
Tax credit on minimum presumed income (Note 3.m)	0	10,255
Tax on financial transfers	1,151	3,866
Allowance for other doubtful accounts (Exhibit E)	(7,180)	(4,573)
Other (3)	4,229	5,959

	37,588	42,801

Non-current:

Prepaid expenses	1,680	1,680
Tax credit on minimum presumed income (Note 3.m)	0	16,956
Net deferred tax assets (Note 3.m)	83,970	80,768
Other	7	68

	85,657	99,472

(1)	Includes 852 in foreign currency (Exhibit G) as of December 31, 2008.

(2)	Includes 5,888 in foreign currency (Exhibit G) as of March 31, 2009

(3)	Includes 1,509 and 11 in foreign currency (Exhibit G) as of March 31, 2009 and December 31, 2008, respectively.

6.	TRADE ACCOUNTS PAYABLE

The detail of trade accounts payable as of March 31, 2009 and December 31, 2008 is as follows:

	2009	2008

Current:

Payables for purchase of electricity and other purchases (1)	204,132	217,086
Unbilled electric power purchases	97,487	97,619
Customer contributions (Note 3.p)	27,178	23,078
Other	2,249	1,478

	331,046	339,261

Non-Current:

Customer deposits (Note 3.p)	40,909	40,154

(1)

Includes 23,075 and 23,093 in foreign currency (Exhibit G) as of March 31, 2009 and December 31, 2008, respectively. Also, includes balances with SACME S.A. for 777 and 910, and with Préstamos y Servicios S.A. for 9 and 7 as of March 31, 2009 and December 31, 2008, respectively and with Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio for 6 as of December 31, 2008 (Note 15).

7.	LOANS

The detail of loans as of March 31, 2009 and December 31, 2008 is as follows:

	2009	2008

Current:
Financial loans:
Principal (1)	25,000	17,771
Interest (2)	319	462

Subtotal financial loans	25,319	18,233

Corporate Notes:
In foreign currency (Exhibit G and Note 14)
Interest (3) (Note 14)	25,766	9,012

	51,085	27,245

Non-current:

Financial loans:
Principal	25,000	33,334

Corporate Notes:
In foreign currency (Exhibit G and Note 14)
Fixed Rate Notes – Class 7	711,550	699,232
Fixed and Incremental Rate Par Notes – Class A	64,309	148,960
Fixed and Incremental Rate Par Notes – Class B	4,728	15,107
Floating Rate Par Notes – Class A	47,080	43,701

Subtotal corporate notes	827,667	907,000
Adjustment to present value of notes (Note 3.j)	(20,370)	(27,186)

Corporate Notes at present value	807,297	879,814

	832,297	913,148

(1)	Includes 1,105 in foreign currency (Exhibit G) as of December 31, 2008.

(2)	Includes 35 in foreign currency (Exhibit G) as of December 31, 2008.

(3)	Net of 11,579 and 7,905 related to derivative financial instruments as of March 31, 2009 and December 31, 2008 (Note 23).

8.	SALARIES AND SOCIAL SECURITY TAXES

The detail of salaries and social security taxes as of March 31, 2009 and December 31, 2008 is as follows:

	2009	2008

Current:

Salaries payable and accruals	61,892	79,315
Social Security (ANSES)	12,878	8,657
Early retirements payable (Note 3.o)	6,379	6,815

	81,149	94,787

Non-Current (Note 3.o):

Personnel Benefits Plan (Note 3.o)	19,587	18,048
Seniority-based bonus	8,335	8,001
Early retirements payable (Note 3.o)	12,795	14,041

	40,717	40,090

9.	TAXES

The detail of taxes as of March 31, 2009 and December 31, 2008 is as follows:

	2009	2008

Current:

Provincial, municipal and federal contributions and taxes	23,964	22,796
Value Added Tax (VAT)	30,044	32,912
Income Tax and Tax on minimum presumed income (net of advances, withholdings and payments on account) (Note 3.m)	17,786	22,151
Withholdings	8,550	5,436
Municipal taxes	22,358	21,844
Other	7,506	5,882

	110,208	111,021

10.	OTHER LIABILITIES

The detail of other liabilities as of March 31, 2009 and December 31, 2008 is as follows:

	2009	2008

Current:

Capital expenditures fund – CAMMESA (Note 17.b)	0	2,066
Program for the rational use of electric power (PUREE)	80,064	33,494
Other (1)	10,412	8,448

	90,476	44,008

Non-current:

ENRE penalties (Note 17 a and b)	330,337	331,613
Other (2)	2,537	3,903

	332,874	335,516

(1)	Includes 1,293 and 1,292 in foreign currency (Exhibit G) as of March 31, 2009 and December 31, 2008, respectively.

Additionally, includes 6,358 and 4,373 related to the software lease agreement (Note 3.g) as of March 31, 2009 and December 31, 2008, respectively.

(2)	Software lease agreement (Note 3.g).

11.	NET SALES

The breakdown of net sales for the three-month periods ended March 31, 2009 and 2008 is as follows:

	2009	2008

Sales of electricity (1)	541,831	447,547
Late payment charges	5,269	3,908
Right of use on poles (Note 3.n)	3,215	2,846
Connection charges	1,152	1,031
Reconnection charges	457	341

	551,924	455,673

(1) Net of ENRE discounts and penalties for 9,000 and 7,460 for the three-month periods ended March 31, 2009 and 2008, respectively (Note 17 a and b). As of March 31, 2008, includes 19,723 related to the application of the Cost Monitoring Mechanism (MMC) (Note 17.a).

12.	OTHER (EXPENSE) INCOME - NET

The breakdown of other (expense) income, net for the three-month periods ended March 31, 2009 and 2008 is as follows:

	2009	2008

Non-operating income	1,641	157
Commissions on municipal taxes collection	753	450
Net expense from technical services	(1,451)	(1,104)
Voluntary Retirements - Bonuses	(2,842)	(2,131)
Severance paid	(1,272)	(1,644)
Accrued litigation (Exhibit E)	(3,000)	(3,000)
Disposal of property, plant and equipment	(139)	0
Other	928	633

	(5,382)	(6,639)

13.	FRAMEWORK AGREEMENT

On January 10, 1994, the Company, together with EDESUR S.A., the Argentine Federal Government and the Government of the Province of Buenos Aires signed a Framework Agreement aimed at resolving the issue of supplying electricity to low-income areas and shantytowns. Pursuant to such Framework Agreement, the Company is entitled to receive compensation from a Special Fund for any non-payments of electricity supplied to low-income areas and shantytowns.

As permitted by section 13 of the Agreement, which stipulated that the terms and conditions of the Agreement could be subject to review and/or adjustments under certain circumstances, and taking into account that not all of the objectives of the Agreement could be completely fulfilled within the originally stipulated period, although most of them had been accomplished, and considering also that new shantytowns had appeared which had to be recognized, the parties agreed to extend the term of the Agreement for an additional fifty-month period ending August 31, 2002. During such additional period the original provisions of the Framework Agreement and the Regulations continued to be in effect. Furthermore, a new population census was conducted so as to identify those shantytowns which up to then had not been recognized.

On October 6, 2003, the Company signed a new Framework Agreement with the Argentine Federal Government and the Government of the Province of Buenos Aires, whose purpose was similar to that of the previous agreement, and which retroactively covered all the services provided as from September 1, 2002. The term of the new framework agreement was four years to commence as from January 1, 2003 and could be renewed for another four-year term should the parties so agree. The aforementioned Framework Agreement expired on December 31, 2006

On October 26, 2006, the Company entered into a Payment Plan Agreement with the Government of the Province of Buenos Aires which establishes the conditions according to which the Province of Buenos Aires will honor its obligation to the Company amounting to 27,114, for the period September 2002 through June 2006, which the Province agrees to verify in accordance with the provisions of chapter VI -section 13 and related sections- of the Fund Regulations of the New Framework Agreement. Furthermore, the Province agrees to pay the debt resulting from the aforementioned verification, in 18 equal, consecutive and monthly installments.

As of March 31, 2009 and December 31, 2008, the balance corresponding to the aforementioned payment plan agreement amounts to 2,292 (Note 4).

On September 22, 2008, the Official Gazette published Resolution No. 900/2008 of the Ministry of Federal Planning, Public Investment and Services which ratifies the Addendum to the New Framework Agreement entered into by the Federal Government and the Company, according to which the term of the agreement is renewed for a period of four years to commence as from January 1, 2007.

Furthermore, on March 11, 2009, by Resolution No. 158/2009, the ENRE approves the extension of the regulations established in the Addendum to the new Framework Agreement in the terms of Resolution No. 22/2004.

Additionally, the Company continues negotiating the renewal of such agreement with the Government of the Province of Buenos Aires. However, the Company continues supplying electricity to low income areas and shantytowns.

As of March 31, 2009 and December 31, 2008, the balance with the Argentine Federal Government and the Government of the Province of Buenos Aires for this concept amounts to 53,744 and 49,390, respectively (Note 4).

14.	CORPORATE NOTES PROGRAM

RESTRUCTURING OF FINANCIAL DEBT

On January 19, 2006, the Board of Directors approved the launching of a solicitation of consent for the restructuring of the Company’s financial debt through the exchange of such debt for a combination of cash and notes (the Restructuring) pursuant to a voluntary exchange offer (the Voluntary Exchange Offer) and/or an out-of-court reorganization agreement (Acuerdo Preventivo Extrajudicial) (the APE).

The restructuring of the Company’s debt was carried out through the fiscal year ended December 31, 2006. As a result of the restructuring process, the defaulted debt prior to the restructuring, which amounted to US$540.9 million as of February 22, 2006, was reduced to US$376.4 million, with an average term of more than 8 years, at an average cost of 8% and final maturity in 2019.

On February 23, 2006, the Annual General Meeting approved the extension of the Global Medium-Term Corporate Notes Issuance Program for a Maximum Amount (outstanding at any time) of up to US$600 million (or its equivalent in any other currency). Said extension was also approved by the CNV through Resolution No. 15,359 issued by the CNV’s Board of Directors on March 23, 2006.

In the meeting held on June 14, 2007, the Company’s Board of Directors approved the updating of the Trust Agreement for the issuance of corporate notes that had been duly approved by the CNV, as required by section 76 of Chapter VI of the CNV’s Regulations.

On June 28, 2007, the Company’s Board of Directors’ meeting approved the issuance and public offering, within the framework of the Program and under the terms of Law No. 23,576 as amended, of fixed rate Corporate Notes for a nominal value of up to US$250 million with maximum maturity in 2017. On October 9, 2007, the Company issued and carried out the public offering of Class 7 Corporate Notes for US$220 million. The 10-year term Corporate Notes were issued at an issue price of 100% of the principal amount, and accrue interest as from the date of issuance at a fixed rate of 10.5% per annum, payable on April 9 and October 9 of each year, with the first interest payment maturing on April 9, 2008. The principal will be amortized by a lump sum payment at maturity date on October 9, 2017. The Company has requested authorization for the trading of the Corporate Notes on the Buenos Aires Stock Exchange, the Mercado Abierto Electrónico S.A. (the OTC market of Argentina), the Luxembourg Stock Exchange, and the Euro MTF Market, which is the alternative market of the Luxembourg Stock Exchange. Furthermore, the Company may request authorization for the listing of the Corporate Notes on the PORTAL Market as well as authorization for their trading and/or negotiation on any other stock exchange and/or self-regulated market of Argentina and/or abroad.

Most of the net proceeds from the sale of the Corporate Notes were used for the purchase, payment or redemption of the Company’s outstanding Discount Corporate Notes due in 2014.

During the three-month period ended March 31, 2009 and the years ended December 31, 2008 and 2007, the Company purchased at market prices and in successive operations all “discount notes” and part of the “fixed rate par notes” due in 2016 and 2017, for nominal values of US$40,179 thousand, US$50,033 thousand and 283,726 thousand, respectively.

Therefore, the Company’s debt structure as of March 31, 2009 and December 31, 2008 was comprised of the following Notes:

Type	Class	Debt structure as of December 31, 2008 in thousands of US$	Debt purchase as of March 31, 2009 in thousands of US$ (*)	Post-purchase debt structure in thousands of US$	Balance as of March 31, 2009 (Note 7) in thousands of pesos

	A	43,140	(25,852)	17,288	64,309
Fixed Rate Par Note
	B	4,375	(3,104)	1,271	4,728

Floating Rate Par Note	A	12,656	0	12,656	47,080

	A	0	0	0	0
Discount Note
	B	0	0	0	0

Fixed Rate Par Note	7	202,500	(11,223)	191,277	711,550

Total		262,671	(40,179)	222,492	827,667

(*) As of March 31, 2009 and December 31, 2008, the Company has in its portfolio Class 7 fixed rate par notes for nominal values of 22,723 and 11,500, respectively.

Type	Class	Initial debt structure in thousands of US$	Debt purchase as of December 31, 2007 in thousands of US$	Debt purchase 2008 fiscal year in thousands of US$	Post-purchase debt structure in thousands of US$	Balance as of Dec. 31, 2008 (Note 7) in thousands of pesos

	A	73,485	(998)	(29,347)	43,140	148,960
Fixed Rate Par Note
	B	50,289	(42,728)	(3,186)	4,375	15,107

Floating Rate Par Note	A	12,656	0	0	12,656	43,701

	A	152,322	(152,322)	0	0	0
Discount Note
	B	87,678	(87,678)	0	0	0

Fixed Rate Par Note	7	220,000	0	(17,500)	202,500	699,232

Total		596,430	(283,726)	(50,033)	262,671	907,000

The principal amortization schedule broken down by year of total debt, without considering possible adjustments, prepayments, redemptions or cancellations is detailed in the table below:

Year	Amount in thousands of US$

2011	2,489
2012	2,489
2013	2,489
2014	2,489
2015	2,489
2016	9,910
2017	192,543
2018	1,266
2019	6,328

222,492

The main covenants are the following:

1) Negative Covenants

The terms and conditions of the Corporate Notes include a series of negative covenants that limit the Company’s actions with regard to, among others, the following:

-	encumbrance or authorization to encumber its property or assets;

-	incurrence of indebtedness, in certain specified cases;

-	sale of the Company’s assets related to its main business;

-	carrying out of transactions with shareholders or related parties;

-	making certain payments (including, among others, dividends, purchases of Edenor’s common shares or payments on subordinated debt).

2) Suspension of Covenants

Certain negative covenants stipulated in the trust agreement will be suspended or adjusted if:

(a) The Company’s long-term debt rating is raised to Investment Grade, or

(b) The Company’s Level of Indebtedness is equal to or lower than 2.5.

If the Company subsequently losses its Investment Grade rating or its Level of Indebtedness is higher than 2.5, as applicable, the suspended negative covenants will be once again in effect.

However, the reinstatement of the covenants will not affect those acts which the Company may have performed during the suspension of such covenants.

3) Registration Rights

In accordance with the Registration Rights Agreement, the Company filed with the SEC an application requesting authorization in connection with an authorized exchange offer of the Corporate Notes for new notes of the same class registered with the SEC in accordance with the Securities Act, representing the same outstanding debt and subject to similar terms and conditions.

The exchanged corporate notes would have no restrictions concerning their transfer and would be freely transferable after the authorized exchange offer by those Corporate Notes holders who are not related parties of the Company.

On April 13, 2009, the Company informed the National Securities Commission that under rule 144 of the US Securities Act of 1933, as amended, the Class 7 Corporate Notes due in 2017 had become freely transferable to and from any person who is not a related company of Edenor.

Consequently, the Company has entered into said first complementary agreement in order to exchange the Regulation S Global Corporate Note of (issued for a nominal value of US$160,250 thousand) and the Restricted Global Corporate Note (issued for a nominal value of US$59,750 thousand), both of them issued within the framework of the trust agreement, for one fully registered “Global Corporate Note” with no interest coupons attached for a nominal value of US$220,000 thousand, which will not bear the restrictive legend, as defined under the trust agreement entered into on October 9, 2007.

15.	BALANCES AND TRANSACTIONS WITH THE CONTROLLING COMPANY AND RELATED PARTIES

In the normal course of business, the Company carries out transactions with the controlling company and related parties.

As of March 31, 2009 and December 31, 2008, the outstanding balances with the controlling company and related parties are as follow:

	2009	2008

Current investments (Exhibit D)
Central Térmica Güemes	0	393

Total	0	393

Other receivables (Note 5)
Electricidad Argentina S.A.	1	1
SACME S.A.	448	448

Total	449	449

Trade accounts payable (Note 6)
Errecondo, Salaverri, Dellatorre, Gonzalez &
Burgio	0	(6)
SACME S.A.	(777)	(910)
Préstamos y Servicios S.A.	(9)	(7)

Total	(786)	(923)

Non-Current Investments (Exhibit D)
Central Térmica Güemes	0	10,784

Total	0	10,784

Transactions carried out with the controlling company and related parties for the three-month periods ended March 31, 2009 and 2008 are as follow:

	2009	2008

Other income
Electricidad Argentina S.A.	2	2

Total	2	2

Expenses from services
SACME S.A.	(1,348)	(1,020)
Electricidad Argentina S.A.	0	(54)
Préstamos y Servicios S.A.	(183)	0
Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio	(10)	(22)

Total	(1,541)	(1,096)

Financial expenses and interest
Electricidad Argentina S.A.	(2,209)	(1,579)
Errecondo, Salaverri, Dellatorre, Gonzalez & Burgio	0	(160)

Total	(2,209)	(1,739)

Agreement with Electricidad Argentina S.A. (controlling company)

On April 4, 2006, the Company and EASA entered into an agreement pursuant to which EASA will provide technical advisory services on financial matters as from September 19, 2005 and for a term of five years. In consideration of these services, EDENOR will pay EASA an annual amount of US$2,000,000 plus VAT. Any of the parties may terminate the agreement at any time by giving 60 days’ notice, without having to comply with any further obligations or paying any indemnification to the other party.

At the meeting held on April 22, 2008, the Board of Directors approved the addendum to the agreement for the provision of technical advisory services dated March 14, 2008.

The aforementioned addendum stipulates that the amount to be paid by the Company in consideration of the services provided by Electricidad Argentina S.A. has been increased to US$2,500,000 plus VAT, payable retroactively as from January 1, 2008. The rest of the contractual terms have not been modified.

Agreement with Comunicaciones y Consumos S.A.

On March 16, 2007, the Company and Comunicaciones y Consumos S.A. (CYCSA) entered into an agreement pursuant to which the Company granted CYCSA the exclusive right to provide telecommunications services to the Company customers through the use of the Company’s network in accordance with the provisions of Decree No. 764/2000 of the Federal Government, which contemplates the integration of voice, data and image transmission services through the existing infrastructure of electricity distribution companies such as the Company’s network. In accordance with the terms of the agreement, CYCSA will be responsible for all maintenance expenses and expenses related to the adapting of the Company’s network for the rendering of such telecommunications services. The term of the agreement, which was originally ten years to commence from the date on which CYCSA were granted the license to render telecommunications services, was subsequently extended to twenty years by virtue of an addendum to the agreement. The agreement will be automatically renewed upon expiration date for subsequent periods of five years, unless notice to the contrary is given by any of the parties no less than 120 days prior to the expiration of the corresponding period. In accordance with the agreement, CYCSA shall periodically request access to the Company’s network. Such request will be evaluated by the Company and access will be granted based on the available capacity of the network. In consideration of the use of the network, CYCSA will grant the Company 2% of the annual charges collected from customers, before taxes, as well as 10% of the profits obtained from provision of services. Furthermore, CYCSA will indemnify the Company for any obligation arising from the rendering of the services through the Company’s network. The agreement was signed on condition that CYCSA was to obtain the telecommunications license, which was granted by the National Telecommunications Secretariat through Resolution No. 179/2008.

Furthermore, the first addendum to the Agreement for the Granting of Permission for the Use of Electricity Distribution Network was signed on October 27, 2008. Pursuant to this addendum, the Company granted CYCSA the right to use the poles and towers of High, Medium and Low-voltage overhead lines and the ducts and/or triple ducts accompanying High, Medium and Low-voltage ducts for the laying of optical fiber owned by CYCSA, on condition that the referred to optical fiber does not affect the normal supply of the public service. Moreover, said addendum grants Edenor the right to use part of the capacity of the optical fiber to be installed. It must be pointed out that the aforementioned addendum was approved by the Company’s Board of Directors at the meeting held on November 5, 2008.

During November 2008, the Company and CYCSA entered into the second addendum to the agreement, which modifies section XI of the main agreement (Term of the Agreement), thus extending the term of the agreement from ten to twenty years to commence from the date on which it went into effect. The aforementioned addendum was approved by the Company’s Board of Directors on December 18, 2008.

Agreement with Préstamos y Servicios S.A.

On March 16, 2007, the Company entered into an agreement with Préstamos y Servicios S.A. (PYSSA), a company engaged in the rendering of financial services, pursuant to which the Company granted PYSSA the exclusive right to conduct its direct and marketing services through the use of the Company’s facilities and mailing services. As part of the agreement, the Company agreed to provide physical space in some of its offices so that PYSSA be able to offer financial and loan services to Company customers. Furthermore, the Company agreed to include PYSSA marketing material in the mail sent to customers, including the invoices. The term of the agreement is five years, which will be automatically renewed for subsequent periods of five years, unless any of the parties gives notice to the other of his intention to terminate the agreement no less than 120 days prior to the expiration of the corresponding period. In accordance with the terms of the agreement, PYSSA will pay the Company 2% of the monthly charges collected from customers, before taxes, as well as 10% of the profits obtained from its services. Furthermore, PYSSA agreed to indemnify the Company for any obligation arising from the rendering of its services. The agreement established that its term was subject to the authorization of the ENRE, which approved this through Resolution No. 381/2007.

On February 28, 2008, PYSSA informed the Company that the physical space to be provided by EDENOR in its commercial offices would be used by personnel of the firm Credilogros Compañía Financiera S.A., who would offer services of financial assistance and the granting of personal loans and credit cards. This activity has been temporarily suspended in the Company’s offices as a consequence of the international financial crisis and its impact on that specific segment of the economy.

16.	CAPITAL STOCK

	a)	General

As of March 31, 2009 and December 31, 2008, the Company’s capital stock amounts to 906,455,100 shares, represented by 462,292,111 common, book-entry Class A shares with a par value of one peso each and the right to one vote per share; 442,210,385 common, book-entry Class B shares with a par value of one peso each and the right to one vote per share; and 1,952,604 common, book-entry Class C shares with a par value of one peso each and the right to one vote per share. Each and every share maintains the same voting rights, i.e. one vote per share. There are no preferred shares of any kind, dividends and/or preferences in the event of liquidation, privileged participation rights, prices and dates, or unusual voting rights. Moreover, there are no significant terms of contracts allowing for either the issuance of additional shares or any commitment of a similar nature.

As of March 31, 2009 and December 31, 2008, the Company owns 9,412,500 Class B treasury shares.

	b)	Restriction on the transfer of the Company’s common shares

The Company’s by-laws provide that Class “A” shareholders may transfer their shares only with the prior approval of the ENRE. The ENRE must communicate its decision within 90 days upon submission of the request for such approval, otherwise the transfer will be deemed approved.

Furthermore, Caja de Valores S.A. (the Public Register Office), which keeps the Share Register of the shares, is entitled (as stated in the Company’s by-laws) to reject such entries which, at its criterion, do not comply with the rules for the transfer of common shares included in (i) the Argentine Business Organizations Law, (ii) the Concession Agreement and (iii) the Company’s by-laws.

In addition, the Class “A” shares are pledged during the entire term of the concession as security for the performance of the obligations assumed under the Concession Agreement.

Additionally, in connection with the issuance of Class 2 Corporate Notes, EASA is required to be the beneficial owner and owner of record of not less than 51% of EDENOR’s issued, voting and outstanding shares.

Section ten of the Adjustment Agreement signed with the Grantor of the Concession and ratified through Decree No. 1957/06, stipulates that from the signing of the agreement through the end of the Contractual Transition Period, the majority shareholders may not modify their ownership interest nor sell their shares.

	c)	Employee Stock Ownership Program (ESOP)

At the time of the privatization of SEGBA (the Company’s predecessor), the Argentine Government assigned the Company’s Class C shares, representing 10% of the Company’s outstanding capital stock, for the creation of an Employee Stock Ownership Program (ESOP) in compliance with the provisions of

Law No. 23,696 and its regulatory decrees. Through this program, certain eligible employees (including former SEGBA employees who had been transferred to the Company) were entitled to receive a specified number of Class C shares, to be calculated on the basis of a formula that took into consideration a number of factors including employee salary, position and seniority. In order to implement the ESOP, a general transfer agreement, a voting trust agreement and a trust agreement were signed.

Pursuant to the general transfer agreement, participating employees were allowed to defer payment of the Class C shares over time. As security for the payment of the deferred purchase price, the Class C shares were pledged in favor of the Argentine government. This pledge was released on April 27, 2007 upon full payment to the Argentine Government of the deferred purchase price of all Class C shares. Additionally, in accordance with the terms of the original trust agreement, the Class C shares were held in trust by Banco de la Nación Argentina, acting as trustee, for the benefit of the ESOP participating employees and the Argentine Government. Furthermore, in accordance with the voting trust agreement, all political rights of participating employees (including the right to vote at ordinary and extraordinary shareholders’ meetings) were to be jointly exercised until full payment of the deferred purchase price and release of the pledge in favor of the Argentine Government. On April 27, 2007, ESOP participating employees fully paid the deferred purchase price to the Argentine Government, accordingly, the pledge was released and the voting trust agreement was terminated.

In accordance with the regulations applicable to the ESOP, participating employees who retired before full payment of the deferred purchase price to the Argentine Government was made, were required to transfer their shares to the Guarantee and Repurchase Fund (Fondo de Garantía y Recompra) at a price to be calculated in accordance with a formula established in the general transfer agreement. As of the date of payment of the deferred purchase price, the Guarantee and Repurchase Fund had not fully paid the amounts due to former ESOP participating employees for the transfer of their Class C shares.

A number of former employees of both SEGBA and the Company have brought legal actions against the Guarantee and Repurchase Fund, the Argentine Government and, in few cases, against the Company, in cases in relation to the administration of the Employee Stock Ownership Program. The plaintiffs who are former employees of SEGBA were not deemed eligible by the corresponding authorities to participate in the Employee Stock Ownership Program at the time of its creation. This decision is being disputed by the plaintiffs who are therefore seeking compensation. The plaintiffs who are former employees of the Company are claiming payment for the unpaid amounts owed to them by the Guarantee and Repurchase Fund either due to non-payment of the transfer of their shares upon retirement in favor of the Guarantee and Repurchase Fund or incorrect calculation of amounts paid to them by the Guarantee and Repurchase Fund. In several of these claims, the plaintiffs have obtained attachment orders or preliminary injunctions against the Guarantee and Repurchase Fund on Class C shares and the amounts deposited in such Fund. Due to the fact that the resolution of these legal proceedings is still pending, the Federal Government has instructed Banco de la Nación Argentina to create a Contingency Fund so that a portion of the proceeds of the offering of the Employee Stock Ownership Program Class C shares be kept during the course of the legal actions.

No accrual has been recorded in the financial statements in connection with the legal actions brought against the Company as the Company’s management believes that EDENOR is not responsible for the above-mentioned claims.

In accordance with the agreements, laws and decrees that govern the Employee Stock Ownership Program, the Class C shares may only be held by personnel of the Company, therefore before the public offering of the Class C shares that had been separated from the Program, such shares were converted into Class B shares and sold. In conformity with the by-laws, the political rights previously attributable to Class C shares are at present jointly exercised with those attributable to Class B shares and the holders of the remaining Class C shares will vote jointly as a single class with the holders of Class B shares when electing directors and supervisory committee members. As of March 31, 2009, 1,952,604 Class C shares, representing 0.22% of the Company’s capital stock are outstanding (Notes 1 and 16.a).

d)	Absorption of unappropriated retained earnings:

On March 31, 2009 the General Annual Meeting resolved that the income for the 2008 fiscal year be absorbed by the Unappropriated retained earnings account:

- Income for the 2008 fiscal year	123,115

- Acquisition of treasury stock (Note 1)	(6,130)

- Legal Reserve (5% of the income for the year) (Note 24)	(6,156)

- Unappropriated retained earnings for the 2008 fiscal year	110,829

17.	REGULATORY FRAMEWORK

	a)	General

The Company’s business is regulated by Law No. 24,065, which created the National Regulatory Authority for the Distribution of Electricity (ENRE). In this connection, the Company is subject to the regulatory framework provided under the aforementioned Law and the regulations issued by the ENRE.

The ENRE is empowered to: a) approve and control tariffs, and b) control the quality of both the service and the technical product, as established in the Concession Agreement. Failure to comply with the provisions of such Agreement and the rules and regulations governing the Company’s business will make the Company liable to penalties that may include the forfeiture of the concession.

As from September 1, 1996, there has been a change in the methods applied to control the quality of both the product and the service provided by the Company. Within this new framework, compensation between areas and circuits of different quality is not allowed, instead, the specific quality provided to individual customers, rather than an average customer value must be measured. As a result, fines will be credited to users affected by service deficiencies in future bills. Penalties are imposed in connection with the following major issues:

1.	Deviation from quality levels of technical product, as measured by voltage levels and network variations;

2.	Deviation from quality levels of technical service, as measured by the average interruption frequency per Kilovatios (KVA) and total interruption time per KVA;

3.	Deviation from quality levels of commercial service, as measured by the number of claims and complaints made by customers, service connection times, the number of estimated bills and billing mistakes;

4.	Failure to comply with information gathering and processing requirements so as to evaluate the quality of both the technical product and the technical service;

5.	Failure to comply with public safety regulations.

As of March 31, 2009 and December 31, 2008, the Company has accrued penalties for resolutions not yet issued by the ENRE corresponding to the six-month control periods elapsed over those dates. As of March 31, 2009 and December 31, 2008, the Company has applied the adjustment contemplated in the temporary tariff regime (caption b item vii) and the adjustments established by the electricity rate schedules applied during the 2008 fiscal year, Resolutions Nos. 324/2008 and 628/2008 (Note 17.b).

As of March 31, 2009 and December 31, 2008, liabilities for penalties amounting to 330,337 and 331,613, respectively, have been included in other non-current liabilities (Note 10).

In addition, as of March 31, 2009, the Company’s management has considered that the ENRE has mostly complied with the obligation to suspend lawsuits aimed at collecting penalties, without prejudice to maintaining an open discussion with the entity concerning the effective date of the Adjustment Agreement and, consequently, concerning the penalties included in the renegotiation and those subject to the criteria of the Transition Period.

Furthermore, the Company has been notified of certain preliminary attachments levied on funds deposited in its bank accounts as a consequence of the executory proceedings brought by the ENRE against the Company for imposed and unpaid penalties in the amount of 59 as of March 31, 2009 and December 31, 2008 (Note 5). Additionally, after March 31, 2009 and until the date of issuance of these financial statements, the Company has not been notified of any other attachments.

Moreover, on July 12, 2006 the National Energy Secretariat issued Resolution No. 942/2006 which modifies the allocation of any excess funds resulting from the difference between surcharges billed and discounts made to customers, deriving from the implementation of the Program for the Rational Use of Electric Power (PUREE), which provides for the application of both tariff incentives and penalties aimed at encouraging customers to reduce consumption. As from July 1, 2006, such excess funds may be applied against the amounts receivable that the Company maintains in the Trade receivables account as Unbilled –National Fund of Electricity, for “Quarterly Adjustment Coefficient of the National Fund of Electricity” (section 1 of Law No. 25,957) for 2,339 and 2,812 as of March 31, 2009 and December 31, 2008, respectively (Note 4). On August 10, 2006 the ENRE issued Resolution No. 597/2006 which regulates the aforementioned Resolution No. 942/2006 of the National Energy Secretariat and establishes the compensation mechanism to be used.

On October 4, 2007 the Official Gazette published Resolution No. 1037/2007 of the National Energy Secretariat. Said resolution establishes that the amounts paid by the Company for the Quarterly Adjustment Coefficient (CAT) implemented by Section 1 of Law No. 25,957, as well as the amounts corresponding to the Cost Monitoring Mechanism (MMC) for the period May 2006 through April 2007 (Note 17.b items b and c) be deducted from the funds resulting from the difference between surcharges billed and discounts made to customers, resulting from the implementation of the Program for the Rational Use of Electric Power (PUREE), until their transfer to the tariff is granted by the regulatory authority. The resolution also establishes that the MMC adjustment for the period May 2006 through April 2007, applicable as from May 1, 2007, amounts to 9.63%.

Additionally, on October 25, 2007 the ENRE issued Resolution No. 710/2007 which approves the MMC compensation mechanism established in the aforementioned Resolution No. 1037/2007 of the National Energy Secretariat.

The amounts corresponding to the Cost Monitoring Mechanism (MMC) for the period May 2006 through April 2007 as well as those corresponding to the period May 2007 through October 2007 were transferred to the tariff as from July 1, 2008, in accordance with the provisions of Resolution No. 324/2008 (Note 17.b)

By Note No. 1383 dated November 26, 2008 of the National Energy Secretariat, the ENRE was instructed to consider the earmarking of the funds deriving from the application of the Cost Monitoring Mechanism (MMC) corresponding to the period May 2007 through October 2007 whose recognition was pending, and to allow that such funds be deducted from the excess funds deriving from the application of the Program for the Rational Use of Electric Power (PUREE), in accordance with the provisions of Resolution No. 1037/2007 of the National Energy Secretariat. The MMC adjustment for the period May 2007 through October 2007, applicable as from November 1, 2007, amounts to 7.56%.

b)	Concession

The term of the concession is 95 years and may be extended for an additional maximum period of 10 years. The term of the concession is divided into management periods: a first period of 15 years and subsequent periods of 10 years. At the end of each management period, the Class “A” shares representing 51% of EDENOR’s capital stock, currently held by EASA, must be offered for sale through a public bidding. If EASA makes the highest bid, it will continue to own the Class “A” shares, and no further disbursements will be necessary. On the contrary, if EASA is not the highest bidder, then the bidder who makes the highest bid must pay EASA the amount of the bid in accordance with the conditions of the public bidding. The proceeds from the sale of Class “A” shares will be delivered to EASA after deducting any amounts receivable to which the Grantor of the concession may be entitled.

In accordance with the provisions of the Concession Agreement, the Company shall take the necessary measures to guarantee the supply and availability of electricity so as to meet demand in due time and in accordance with stipulated quality levels, for which purpose the Company shall be required to guarantee sources of supply.

For such purpose, the Company has the exclusive right to render electric power distribution and sales services within the concession area to all users who are not authorized to obtain their power supply from the Electric Power Wholesale Market (MEM), thus being obliged to supply all the electric power that may be required. In addition, the Company shall allow free access to its facilities to any MEM agents whenever required, under the terms of the Concession. No specific fee must be paid by the Company under the Concession Agreement during the term of the Concession.

On January 6, 2002, the Federal Executive Power passed Law No. 25,561 whereby adjustment clauses denominated in US dollars or any other foreign currencies, indexation clauses based on price indexes from other countries, as well as any other indexation mechanisms stipulated in the contracts entered into by the Federal Government, including those related to public utilities, were declared null and void as from such date. The resulting prices and rates were converted into Argentine pesos at a rate of 1 peso per US dollar. Furthermore, Law No. 25,561 authorized the Federal Executive Power to renegotiate public utility contracts taking certain requirements into account.

In accordance with the provisions of Laws Nos. 25,972, 26,077, 26,204, 26,339 and 26,456 both the declaration of economic emergency and the period to renegotiate public utility contracts were extended through December 31, 2005, 2006 2007, 2008 and 2009, respectively.

As a part of the renegotiation process, the Unit of Renegotiation and Analysis of Public Utility Contracts (UNIREN) proposed the signing of an Adjustment Agreement that would be the basis of a comprehensive renegotiation agreement of the Concession Agreement. The Company satisfied the regulatory agency’s requirements; provided an answer to the proposal and attended the public hearing convened for such purpose, rejecting in principle the proposal on the grounds that it did not properly address the need to redefine the terms of the agreement as contemplated by the law. Nevertheless, the Company ratified its willingness to reach an understanding that would restore the financial and economic equation of the concession agreement. On September 21, 2005, the Company signed the Adjustment Agreement within the framework of the process of renegotiation of the Concession Agreement set forth in Law No. 25,561 and supplementary regulations. Due to the appointment of a new Economy and Production Minister, on February 13, 2006 a new copy of the Adjustment Agreement was signed under the same terms as those stipulated in the agreement signed on September 21, 2005.

The Adjustment Agreement establishes the following:

i)

the implementation of a Temporary Tariff Regime (RTT) effective as from November 1, 2005, including a 23% average increase in the distribution margin, which may not result in an increase in the average tariff of more than 15%, and an additional 5% average increase in the value added distribution (VAD), allocated to certain specified capital expenditures;

ii)	the requirement that during the term of said temporary tariff regime, dividend payment be subject to the approval of the regulatory authority;

iii)	the establishment of a “social tariff” for the needy and the levels of quality of the service to be rendered;

iv)	the suspension of the claims and legal actions filed by the Company and its shareholders in national or foreign courts due to the effects caused by the Economic Emergency Law;

v)

the carrying out of a Revision of the Company Tariff Structure (RTI) which will result in a new tariff regime that will go into effect on a gradual basis and remain in effect for the following 5 years. In accordance with the provisions of Law No. 24,065, the National Regulatory Authority for the Distribution of Electricity will be in charge of such review;

vi)

the implementation of a minimum investment plan in the electric network for an amount of 178.8 million to be fulfilled by EDENOR during 2006, plus an additional investment of 25.5 million should it be required (item f below);

vii)

the adjustment of the penalties imposed by the ENRE that are payable to customers as discounts, which were notified by such regulatory agency prior to January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;

viii)

the waiver of the penalties imposed by the ENRE that are payable to the Argentine State, which have been notified, or their cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect;

ix)

the payment term of the penalties imposed by the ENRE, which are described in paragraph vii above, is 180 days after the approval of the Revision of the Company Tariff Structure (RTI) in fourteen semiannual installments, which represent approximately two-thirds of the penalties imposed by the ENRE before January 6, 2002 as well as of those that have been notified, or whose cause or origin has arisen in the period between January 6, 2002 and the date on which the Adjustment Agreement goes into effect, subject to compliance with certain requirements.

Said agreement was ratified by the Federal Executive Power through Decree No. 1957/06, signed by the President of Argentina on December 28, 2006 and published in the Official Gazette on January 8, 2007. This agreement stipulates the terms and conditions that, upon compliance with the other procedures required by the regulations, will be the fundamental basis of the Comprehensive Renegotiation of the Concession Agreement of electric power distribution and sale within the federal jurisdiction, between the Federal Executive Power and the Company.

Additionally, on February 5, 2007 the Official Gazette published Resolution No. 51/2007 of the ENRE which approves the electricity rate schedule resulting from the RTI applicable to consumption recorded as from February 1, 2007. This document provides for the following:

a)

A 23% average increase in distribution costs, service connection costs and service reconnection costs in effect which the Company collects as the holder of the concession of the public service of electric power distribution, except for the residential tariffs;

b)

Implementation of an additional 5% average increase in distribution costs, to be applied to the execution of the works and infrastructure plan detailed in Appendix II of the Adjustment Agreement. In this regard, the Company has set up the required fund, which as of March 31, 2009 amounts to 39,074. This amount is net of the amounts transferred to CAMMESA for 45,824;

c)

Implementation of the Cost Monitoring Mechanism (MMC) contemplated in Appendix I of the Adjustment Agreement, which for the six-month period beginning November 1, 2005 and ending April 30, 2006, shows a percentage of 8.032%. This percentage will be applied to non-residential consumption recorded from May 1, 2006 through January 31, 2007;

d)

Invoicing in 55 equal and consecutive monthly installments of the differences arising from the application of the new electricity rate schedule for non-residential consumption recorded from November 1, 2005 through January 31, 2007 (items i) and ii) above) and from May 1, 2006 through January 31, 2007 (item iii) above);

e)

Invoicing of the differences corresponding to deviations between foreseen physical transactions and those effectively carried out and of other concepts related to the Wholesale Electric Power Market (MEM), such as the Specific fee payable for the Expansion of the Network, Transportation and Others, included in Trade Receivables under Receivables from sales of electricity as Unbilled (Note 4);

f)

Presentation, within a period of 45 calendar days from the issuance of this resolution, of an adjusted annual investment plan, in physical and monetary values, in compliance with the requirements of the Adjustment Agreement.

The Company has recorded the adjustment of the penalties described in the Adjustment Agreement for an amount of 17,162 as of December 31, 2008, which is equivalent to the tariff increases mentioned in the items above.

Revenues from the retroactive tariff increase deriving from the implementation of the new electricity rate schedule applicable to non-residential consumption for the period of November 2005 through January 31, 2007 have been fully recognized in the financial statements for the year ended December 31, 2007. Such amount, which totals 218,591, is being invoiced in 55 equal and consecutive monthly installments, as described in item b) of paragraph d) of this note. As of March 31, 2009, the installments corresponding to the months of February 2007 through March 2009 for a total of 109,053 have already been billed (Note 4).

On April 30, 2007, the Official Gazette published Resolution No. 434/2007 of the National Energy Secretariat which adjusts the time periods set forth in the Adjustment Agreement signed by the Company and the Grantor of the Concession and ratified by Decree No. 1957 of the Federal Government dated December 28, 2006.

In this regard, the aforementioned Resolution provides that the contractual transition period established in the Adjustment Agreement will be in effect from January 6, 2002 to the date on which the Revision of the Company Tariff Structure (RTI) established in the aforementioned Adjustment Agreement goes into effect.

Furthermore, the Resolution establishes that the new electricity rate schedule resulting from the RTI will go into effect on February 1, 2008. It also stipulates that, in the event that the tariff resulting from the RTI is higher than the tariff established in section 4 of the Adjustment Agreement, the transfer of the increase to the tariff will be made in accordance with the provisions of section 13.2 of the Adjustment Agreement, which establish that the first adjustment will take effect as from February 1, 2008 and the second will take effect six months later, maintaining the percentages agreed upon in the Adjustment Agreement.

The aforementioned Resolution No. 434/2007 establishes that the Company must present an investment plan before May 1, 2007 (which has already been complied with), and that the obligations and commitments set forth in section 22 of the Adjustment Agreement be extended until the date on which the electricity rate schedule resulting from the RTI goes into effect, allowing the Company and its shareholders to resume the claims suspended as a consequence of the Adjustment Agreement if the new electricity rate schedule does not go into effect in the aforementioned time period.

Furthermore, on July 7, 2007 the Official Gazette published Resolution No. 467/07 of the ENRE pursuant to which the first management period is extended for 5 years to commence as from the date on which the Revision of the Company Tariff Structure (RTI) goes into effect. Its original maturity would have taken place on August 31, 2007.

On July 30, 2008, the National Energy Secretariat issued Resolution No. 865/2008 which modifies Resolution No. 434/2007 and establishes that the electricity rate schedule resulting from the Revision of the Company Tariff Structure (RTI) will go into effect in February 2009.

As of the date of issuance of these financial statements, no resolution has been issued concerning the application of the electricity rate schedule resulting from the RTI which was expected to be in effect since February 1, 2009.

On September 19, 2007, the Energy Secretariat by Note No. 1006/07 requested that the Company comply with the provisions of Resolutions Nos. 1875 and 223/07 of the aforementioned Secretariat, dated December 5, 2005 and January 26, 2007, respectively.

In accordance with the aforementioned resolutions, the Company must transfer to CAMMESA, 61.96% of the total amount of the special fund set up in compliance with Clause 4.7 of the Adjustment Agreement, plus any interest accrued on the financial investments made by the Company with such funds. Such funds will be used for the execution of the works aimed at connecting Central Costanera and Central Puerto electricity generation plants with Malaver substation. The Company recorded 807 y 45,017 in Property, plant and equipment (Exhibit A) in the Construction in process account as of March 31, 2009 and December 31, 2008, and 2,066 in Other liabilities in the Capital Expenditures fund – CAMMESA account (Note 10) as of December 31, 2008.

On July 31, 2008, the National Regulatory Authority for the Distribution of Electricity issued Resolution No. 324/2008 which approves the values of the Company’s electricity rate schedule that contemplates the partial application of the adjustments corresponding to the Cost Monitoring Mechanism (MMC) and their transfer to the tariff. The aforementioned electricity rate schedule increases the Company’s value added distribution by 17.9% and has been applied to consumption recorded as from July 1, 2008.

Therefore, the increase in tariffs for final users has ranged from 0% to 30%, on average, depending on consumption.

Furthermore, on October 31, 2008, the National Energy Secretariat issued Resolution No. 1169/2008 which approved the new seasonal reference prices of power and energy in the Electric Power Wholesale Market (MEM).

Consequently, the ENRE issued Resolution No. 628/2008 which approves the values of the electricity rate schedule to be applied as from October 1, 2008.

The aforementioned electricity rate schedule includes the transfer of the increase in the seasonal energy price to tariffs, with the aim of reducing subsidies granted by the National Government to the electricity sector, without increasing the value-added of distribution of the Company

The National Ombudsman made a presentation against both the resolutions by which the new electricity rate schedule had gone into effect as from October 1, 2008 and the application of the Program for the Rational Use of Electric Power (PUREE).

Within the framework of the case, on January 27, 2009, the ENRE notified the Company of a preliminary injunction issued by the Court hearing the case as a consequence of the Ombudsman’s presentation, according to which the Company is prohibited from cutting power due to the nonpayment of bills issued with the rate hike resulting from the application of the resolutions questioned by the Ombudsman, until a final ruling is issued on the case. The injunction has been appealed by the Company and the Argentine Federal Government and is still to be decided. As of the date of issuance of these financial statements, the Company has not been formally notified of the complaint whose grounds constitute the subject matter of the aforementioned lawsuit.

c)	Concession of the use of real property

Pursuant to the Bid Package, SEGBA granted the Company the free use of real property for periods of 3, 5 and 95 years, with or without a purchase option, based on the characteristics of each asset, and the Company would be responsible for the payment of any taxes, charges and contributions levied on such properties and for the taking out of insurance against fire, property damage and third-party liability, to SEGBA’s satisfaction.

The Company may make all kind of improvements to the properties, including new constructions, upon SEGBA’s prior authorization, which will become the grantor’s property when the concession period is over, and the Company will not be entitled to any compensation whatsoever. SEGBA may terminate the gratuitous bailment contract after demanding the performance by the Company of any pending obligation, in certain specified cases contemplated in the Bid Package. At present, as SEGBA’s residual entity has been liquidated, these presentations and controls are made to the National Agency of Public Properties (ONABE). The contractual terms and debt situation of six properties are being negotiated with this Agency.

As of the date of issuance of these financial statements, the Company has acquired for an amount of 12,765, nine of these properties whose gratuitous bailment contracts had expired. The title deeds of eight of these properties have been executed at a price of 12,375. As for the remaining property, a down payment of 117 has been made while the outstanding amount of 273 will be payable upon the execution of the title deed on a date to be set by the Ministry of Economy.

18.	CASH FLOW INFORMATION

	a)	Cash and cash equivalents:

For the preparation of the Statement of Cash Flows, the Company considers as cash equivalents all highly liquid investments with original maturities of three months or less.

	As of March 31, 2009	As of December 31, 2008	As of March 31, 2008

Cash and Banks	17,140	6,061	8,222
Time deposits	1,680	0	37,872
Money market funds	76,765	88,548	0
Corporate notes	0	393	0
Notes receivable	0	0	70,933
Government bonds	42,055	30,717	0
Municipal bonds	0	680	0

Total cash and cash equivalents in the Statement of Cash Flows	137,640	126,399	117,027

b)	Interest paid and collected:

	For the three-month periods ended March 31,

	2009	2008

Interest paid during the period	(5,412)	0
Interest collected during the period	1,938	599

19.	INSURANCE COVERAGE

As of March 31, 2009, the Company carries the following insurance policies for purposes of safeguarding its assets and commercial operations:

Risk covered		Amount insured

Comprehensive (1)	US$	526,300,632
Mandatory life insurance		$17,624,250
Theft of securities	US$	100,000
Vehicles (theft, third party liability and damages)		$10,069,900
Land freight	US$	2,000,000
Imports freight		$2,250,000

(1)

Includes: fire, partial theft, tornado, hurricane, earthquake, earth tremors, flooding and debris removal from facilities on facilities providing actual service, except for high, medium and low voltage networks.

20.	CLAIM OF THE PROVINCE OF BUENOS AIRES BOARD OF ELECTRIC POWER

On December 1, 2003, the Board of Electric Power of the Province of Buenos Aires (Board) filed a claim against EDENOR in the amount of 284,364 that includes surcharges and interest as of the date of the claim, and imposed penalties for an amount of 25,963, due to the Company’s alleged failure to act as collecting agent of certain taxes established by Decrees-law Nos. 7290/67 and 9038/78 from July 1997 through June 2001.

On December 23, 2003, the Company appealed the Board’s decision with the Tax Court of the Province of Buenos Aires, which had the effect of temporarily suspending the Company’s obligation to pay. Such appeals were filed on the grounds that the Federal Supreme Court had declared that the regulations established by the aforementioned Decrees-law were unconstitutional, as they were incompatible with the Province of Buenos Aires’ commitment not to levy any taxes on the transfer of electricity.

On March 20, 2007, the Board of Electric Power of the Province of Buenos Aires amended the original complaint to include an additional claim in the amount of 7,720 that includes surcharges and interest as of the date of the claim for the period of July 2001 through June 2002 –extending the claim to certain Company Directors.

On June 27, 2007, the Tax Court of the Province of Buenos Aires pronounced in favor of the appeal duly lodged by the Company, thus becoming final.

At the same time, on June 23, 2005, a petition for a declaratory judgment proceeding was filed with the Secretariat of Original Lawsuits of the Federal Supreme Court, so that the maximum authority clarify the condition of uncertainty generated by the provincial tax authorities’ insistence on honoring the commitment assumed by the Province in the Federal Pact, and their avoidance of the Federal Supreme Court’s decisions. The aforementioned proceeding is still pending on the Federal Supreme Court.

Therefore, no accrual has been recorded for these claims as the Company’s management, based on both the aforementioned pronouncement and the opinion of its legal advisors, believes that there exist solid arguments to support its position.

21.	LEGAL ACTION FOR ALLEGED ENVIRONMENTAL POLLUTION

On May 24, 2005, three of EDENOR’s employees were indicted on charges of polychlorinated biphenyl (PCB)-related environmental contamination. In connection with this alleged violation, the judge ordered a preliminary attachment on the Company’s assets in the amount of 150 million pesos to cover the potential cost of damage repair, environmental restoration and court costs. On May 30, 2005, the Company filed appeals against both the charges brought against its employees and the attachment order. On December 15, 2005, the Federal Court of Appeals of San Martín dismissed the charges against all three defendants and, accordingly, revoked the attachment order against the Company’s assets. The decision of the Court of Appeals was based on the fact that the existence of environmental pollution could not be proved, and, in consequence whereof, established that the Trial Judge should order the acquittal of two ENRE public officers who had been indicted on related charges. An appeal against this decision was filed in the Tribunal de Casación (the highest appellate body for this matter), which on April 5, 2006 ruled that the appeal was not admissible.

On July 16, 2007, the Company was notified that on July 11, 2007 the Trial Judge ruled the definitive acquittal of all Company officials and employees that had been indicted in the case, thus ordering the closing of the case. This decision could be appealed.

After the filing of an appeal, on March 25, 2008, the Federal Court of Appeals of San Martín confirmed the decision rendered by the court of original jurisdiction that had ordered the acquittal of Messrs. Daniel José Lello, Luciano Pironio, Julio Adalberto Márquez, Francisco Ponasso, Henri Lafontaine, Henri Marcel Roger Ducre and Christian Rolland Nadal, as well as the acquittal of ENRE officers, Mr. Juan Antonio Legisa and Mrs. María Cristina Massei.

In its decision, the appellate court, quoting the “Chazarreta” judgment as judicial precedent, stated that the right to defense at trial pursuant to due process, guaranteed by the Constitution, included the right to obtain a judgment that would put an end to the situation of uncertainty that implied criminal prosecution. Furthermore, the appellate court’s decision also stated that if the Prosecutor, after a thorough investigation, was unable to transfer the presumption of guilt to the degree of certainty required for a declaration of criminal liability, the status of innocence should prevail.

Based on the foregoing, and considering that the preliminary investigation phase had ended, the Federal Court of Appeals ordered the confirmation of the aforementioned resolution.

It is worth mentioning that the dismissal ordered by the judge of original jurisdiction was appealed by the Prosecutor, who cited the possible dismissal of criminal action for being beyond the statute of limitations, as a grievance, among other possibilities, caused by the decision of the court.

However, after the filing of the corresponding legal briefs by the Company, the appellate court confirmed the decision of the court of original jurisdiction based on the aforementioned resolution of the Appellate Court, according to which the existence of PCB-related environmental pollution had not been proven.

The decision, whose reversal was requested by the Prosecutor’s Office through an extraordinary appeal within the period of 10 days as from notice thereof had been served, was confirmed by the Federal Court of Appeals of San Martín, which rejected the Prosecuting attorney’s appeal.

The Prosecutor’s Office filed an appeal (“Recurso de Queja”) to the Tribunal de Casación requesting that the appeal dismissed by the Federal Court of Appeals of San Martín be sustained. The Tribunal de Casación rejected the appeal as well. The resolution in question was notified to the Prosecutor’s Office on December 29, 2008. Within the contemplated legal time period, the Prosecutor’s Office filed with such Tribunal an “EXTRAORDINARY APPEAL. The defense has answered the notice duly served, and the Tribunal shall decide whether the appeal is accepted or rejected. Should the appeal be accepted, the legal proceedings will pass on the Federal Supreme Court.

22.	DISCRETIONARY TRUST AGREEMENT

On September 30, 2008, the Company and Macro Bank Limited entered into an irrevocable and discretionary trust agreement.

Through the establishment of the trust, which was approved by the Board of Directors on September 29, 2008 and duly informed to control authorities, the Company assigns the management of certain liquid assets for an initial amount of up to US$24,000,000, which are to be used in the future in accordance with the terms of the trust.

The term of duration of the aforementioned agreement is 20 years.

The assignment of the aforementioned liquid assets for an amount of US$23,922,000 was carried out on October 2, 2008.

Furthermore, on November 3 and 11, 2008, the Company carried out an additional assignment of liquid assets for US$2,000,000 and US$1,000,000, respectively.

Additionally, the funds of the trust were used to repurchase Par Notes due in 2016 for a nominal value of US$23,883,000. Such amount is part of the total number of Notes repurchased by the Company as of March 31, 2009 (Note 14).

On March 31, 2009, Macro Bank Limited informed that its investment portfolio includes par corporate notes of the Company due in 2017 for a nominal value of US$24,515,000.

23.	DERIVATIVE FINANCIAL INSTRUMENTS

	a)	Corporate Notes

During the year ended December 31, 2008, the Company has carried out transactions with derivative financial instruments with the aim of hedging the foreign currency exchange rate of the cash flows and derivatives of the following transactions:

1) Floating Rate Par Notes (Note 14):

Settlement Date	Amount of Underlying Liability In thousands of US$	Amount of Underlying Liability In thousands of pesos

06/12/09	2,401	8,273
12/11/09	2,401	8,273

2) Class 7 Notes (Note 14):

Settlement Date	Amount of Underlying Liability In thousands of US$	Amount of Underlying Liability In thousands of pesos

04/08/09	11,550	39,420
10/08/09	11,550	39,420

These instruments provide an economic and financial hedge of the amounts in foreign currency that the Company must pay on the next two interest payment dates of its financial debt -Floating Rate Par Notes and Class 7 Notes (Note 14)-, in the event of fluctuations in foreign currency exchange rates. The Company has not formally designated these transactions as hedging instruments. Therefore, they have been recorded in the accounting in accordance with the provisions of Technical Resolution No. 18 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE), which require that derivative instruments not designated as effective hedging instruments be recorded at their net realizable value or settlement value, depending on whether they have been classified as assets or liabilities, with a contra-account in the financial gains or losses for the period.

The economic impact of this transaction has been recorded in the Financial income (expense) and holding gains (losses) generated by liabilities account of the Statement of Income under Exchange difference with a contra-account in Current Liabilities – Loans under Interest (Note 7).

b)	Forward and Futures Contracts

As of March 31, 2009, the Company has entered into forward and futures contracts with the aim of using them as economic instruments in order to mitigate the risk generated by the fluctuations in the US dollar rate of exchange.

“Forward and futures contracts” refer to all those contracts involving the buying and selling at a future date of US dollars in respect of which forward and futures contracts may be entered into, such as interest rates, indexes or other non financial assets, to be settled not through the delivery of the amount of the asset being hedged, but rather through the payment of the difference between the agreed price and the price on a certain future date.

As of March 31, 2009, the Company has entered into four forward contracts with Standard Bank Argentina S.A. and one futures contract with Banco Finansur S.A. for a total value of US$45,000,000, which have not generated any economic effects during the three-month period ended March 31, 2009.

Additionally, in the case of the futures contract entered into with Banco Finansur S.A., the Company has provided an initial margin of 5,888 which has been disclosed in the “Other receivables” account (Note 5).

24.	RESTRICTIONS ON THE DISTRIBUTION OF EARNINGS

In accordance with the provisions of Law No. 19,550, 5% of the net income for the year must be appropriated to the legal reserve, until such reserve equals 20% of capital stock. The Ordinary Shareholders’ Meeting held on March 31, 2009 appropriated 6,156 of Unappropriated Retained Earnings as of December 31, 2008 to the aforementioned legal reserve (Note 16.d).

Moreover, in accordance with the provisions of Law No. 25,063, passed in December 1998, dividends to be distributed, whether in cash or in kind, in excess of accumulated taxable profits as of the fiscal year-end immediately preceding the date of payment or distribution, shall be subject to a final 35% income tax withholding, except for those dividends distributed to shareholders who are residents of countries benefiting from conventions for the avoidance of double taxation who will be subject to a lower tax rate. For income tax purposes, accumulated taxable income shall be the unappropriated retained earnings as of the end of the year immediately preceding the date on which the above-mentioned law went into effect, less dividends paid plus the taxable income determined as from such year and dividends or income from related companies in Argentina.

Since the restructuring of the Company’s financial debt referred to in Note 14, the Company is not allowed to distribute dividends until April 24, 2008 or until such time when the Company’s leverage ratio is lower than 2.5, whichever occurs first. As from this time, distribution of dividends will only be allowed under certain circumstances depending on the Company’s indebtedness ratio.

Certain restrictions on the distribution of dividends by the Company and the need for approval by the ENRE for any distribution have been disclosed in Note 17.b).

25.	BREAKDOWN OF TEMPORARY INVESTMENTS, RECEIVABLES AND LIABILITIES BY COLLECTION AND PAYMENT TERMS

As required by the CNV’s regulations, the balances of the accounts below as of March 31, 2009, are as follow:

Term	Investments	Receivables (1)	Financial Debt (Loans)	Other payables (2)

With no explicit due date	0	0	0	330,337

With due date

Past due:

Up to three months	0	101,522	0	0
From three to six months	0	15,477	0	0
From six to nine months	0	16,362	0	0
From nine to twelve months	0	8,040	0	0
Over one year	0	75,308	0	0

Total past due	0	216,709	0	0

Term	Investments	Receivables (1)	Financial Debt (Loans)	Other payables (2)

To become due:

Up to three months	120,500	268,988	26,085	500,381
From three to six months	689	12,390	8,333	49,357
From six to nine months	0	11,718	8,333	31,571
From nine to twelve months	689	10,934	8,334	31,570
Over one year	63,138	142,295	832,297	84,163

Total to become due	185,016	446,325	883,382	697,042

Total with due date	185,016	663,034	883,382	697,042

Total	185,016	663,034	883,382	1,027,379

(1) Excludes allowances

(2) Comprises total liabilities except accrued litigation and debt notes.

The financial debt mentioned in Note 14 accrues interest at floating and fixed rates, which amount to approximately 10.19% on average; only 4.05% of the debt accrues interest at a floating rate whereas the remaining accrues interest at a fixed rate.

26.	SUBSEQUENT EVENTS

	a)	Issuance of Corporate Notes

On April 13, 2009, the Company’s Board of Directors approved the issuance and public offering, within the framework of the Program and under the terms of Law No. 23,576, as amended, of floating rate Corporate Notes for a nominal value of up to 150,000 with maximum maturity in 2013.

On May 7, 2009, the Company issued and carried out the public offering of Class 8 Corporate Notes for 75,700 thousand. The four-year term corporate notes were issued at an issue price of 100% of the principal amount and accrue interest as from the date of issuance at a floating private BADLAR rate plus a spread of 6,75%, payable quarterly on May 7, August 7, November 7 and February 7 of each year, with the first interest payment maturing on August 7, 2009.

The principal will be amortized in 13 consecutive and quarterly installments, with the first installment maturing on May 7, 2010.

The Company has requested authorization for the listing of the Corporate Notes on the Buenos Aires Stock Exchange (BCBA) and admission for trading on the Mercado Abierto Electrónico S.A. (the OTC market of Argentina).

The Company will use the net proceeds from the sale of the Corporate Notes to finance the capital expenditures plan.

	b)	Tax regularization plan (Note 3.i.1)

On April 27, 2009, the Company adhered to the tax regularization plan established in Law No. 26,476. The main features of the aforementioned moratorium are as follow:

-	Waiver of fines and penalties on which no final judgment has been issued at the time of the Company’s adherence to the regularization plan;

-	Waiver of late payment/default and penalty interest in the amount exceeding 30% of the principal owed;

-	An initial payment equal to 6% of the debt existing at the time of the Company’s adherence to the regularization plan;

-	The remaining balance payable in 120 monthly installments with a 0.75% monthly interest rate.

-	30% to 50% reduction in tax agents and AFIP (the Argentine tax authorities) attorneys’ fees.

In accordance with the assessment of the tax regularization plan, the Company’s debt amounts to 12,122.

27.	FINANCIAL STATEMENTS TRANSLATION INTO ENGLISH LANGUAGE

These financial statements are the English translation of those originally prepared by the Company in Spanish and presented in accordance with accounting principles generally accepted in Argentina. The effects of the differences between the accounting principles generally accepted in Argentina and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operation, shareholder’s equity or cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEETS AS OF MARCH 31, 2009 AND DECEMBER 31, 2008
EXHIBIT A
PROPERTY, PLANT AND EQUIPMENT

(stated in thousands of pesos)

	Original value					Depreciation
											Net	Net
MAIN ACCOUNT	At beginning of year	Additions	Retirements	Transfers	At end of period	At beginning of year	Retirements	For the period	Annual rate	At end of period	book value 2009	book value 2008

FACILITIES IN SERVICE
Substations	887,222	0	0	51,579	938,801	336,203	0	6,833	3 - 4%	343,036	595,765	551,019
High voltage networks	398,304	0	0	8,273	406,577	144,675	0	2,780	3 - 4%	147,455	259,122	253,629
Medium voltage networks	829,470	0	0	7,667	837,137	323,671	0	6,339	3 - 4%	330,010	507,127	505,799
Low voltage networks	1,715,331	0	(340)	9,632	1,724,623	986,478	(201)	12,651	4 - 5%	998,928	725,695	728,853
Transformation chambers and platforms	545,342	0	0	9,248	554,590	207,332	0	4,262	3 - 4%	211,594	342,996	338,010
Meters	631,670	0	0	8,540	640,210	260,044	0	6,313	4 - 5%	266,357	373,853	371,626
Buildings	92,514	0	0	108	92,622	22,056	0	253	2 - 3%	22,309	70,313	70,458
Communications network and facilities	84,223	0	0	0	84,223	56,824	0	1,056	4 - 5%	57,880	26,343	27,399

Total facilities in service	5,184,076	0	(340)	95,047	5,278,783	2,337,283	(201)	40,487		2,377,569	2,901,214	2,846,793

FURNITURE, TOOLS AND EQUIPMENT
Furniture, equipment and software projects	186,778	973	0	0	187,751	167,303	0	2,517	12 - 13%	169,820	17,931	19,475
Tools and other	46,499	66	0	0	46,565	43,170	0	181	10 - 11%	43,351	3,214	3,329
Transportation equipment	18,777	0	0	0	18,777	14,097	0	316	20%	14,413	4,364	4,680

Total furniture, tools and equipment	252,054	1,039	0	0	253,093	224,570	0	3,014		227,584	25,509	27,484

Total assets subject to depreciation	5,436,130	1,039	(340)	95,047	5,531,876	2,561,853	(201)	43,501		2,605,153	2,926,723	2,874,277

CONSTRUCTION IN PROCESS
Transmission	242,401	21,982	0	(59,852)	204,531	0	0	0	—	0	204,531	242,401
Distribution and other	139,580	44,498	0	(35,195)	148,883	0	0	0	—	0	148,883	139,580

Total construction in process	381,981	66,480	0	(95,047)	353,414	0	0	0		0	353,414	381,981

Total 2009	5,818,111	67,519	(340)	0	5,885,290	2,561,853	(201)	43,501		2,605,153	3,280,137	—

Total 2008	5,486,985	335,722	(4,596)	0	5,818,111	2,394,276	(2,686)	170,263		2,561,853	—	3,256,258

The Additions column in the Distribution and other line includes 1,746 related to the extensions of the software lease agreement (Note 3.g).

51

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEETS AS OF MARCH 31, 2009 AND DECEMBER 31, 2008

EXHIBIT C

INVESTMENTS IN OTHER COMPANIES

(stated in thousands of pesos)

							Information on the Issuer

								Last financial statements issued

Name and features of securities	Class	Face value	Number	Adjusted cost	Value on equity method	Net book value 2009	Main activity	Date	Nominal Capital Stock	Income for the year	Equity	% interest in capital stock	Net book value 2008

NON-CURRENT INVESTMENTS

Section 33 Law No. 19,550-Companies-

Related Company:
SACME S.A.	common non-endorsable	$ 1	6,000	15	397	397	Electric power services	12/31/2008	12	13	794	50	397

Total						397							397

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEETS AS OF MARCH 31, 2009 AND DECEMBER 31, 2008

EXHIBIT D

OTHER INVESTMENTS

(stated in thousands of pesos)

	Net book value

MAIN ACCOUNT	2009	2008

CURRENT INVESTMENTS

Time deposits
. in local currency	1,680	0

Money market funds
. in local currency	76,765	88,548

Municipal bonds
. in local currency	1,378	1,361

Government bonds
. in foreign currency (Exhibit G)	35,067	30,717
. in local currency	6,988	0

Corporate Notes
. in foreign currency (Exhibit G)	0	393

Total Current Investments	121,878	121,019

NON-CURRENT INVESTMENTS

Municipal bonds
. in local currency	6,890	7,483

Discretionary trust
. in foreign currency (Exhibit G)	56,248	48,945

Corporate Notes
. in foreign currency (Exhibit G)	0	10,784

Total Non-Current Investments	63,138	67,212

Total Investments	185,016	188,231

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEETS AS OF MARCH 31, 2009 AND DECEMBER 31, 2008

EXHIBIT E

ALLOWANCES AND ACCRUALS

(stated in thousands of pesos)

	2009				2008

MAIN ACCOUNT	At beginning of year	Additions	Retirements	At end of period	At end of year

Deducted from current assets

For doubtful accounts	33,097	8,404	(1,315)	40,186	33,097

For other doubtful accounts	4,573	2,607	0	7,180	4,573

Included in current liabilities

Accrued litigation	52,756	3,000	(731)	55,025	52,756

Included in non-current liabilities

Accrued litigation	45,078	559	0	45,637	45,078

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

BALANCE SHEETS AS OF MARCH 31, 2009 AND DECEMBER 31, 2008

EXHIBIT G

FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES

	2009				2008

Account	Currency and amount (2)		Exchange rate (1)	Booked amount in thousands of pesos	Currency and amount (2)		Booked amount in thousands of pesos

Current Assets

Cash and banks	US$	3,044,948	3.680	11,205	US$	1,161,320	3,964
	ECU	29,818	4.8742	145	ECU	37,451	177
Investments
Government bonds	US$	9,529,189	3.680	35,067	US$	8,999,929	30,717
Corporate Notes	US$	0	3.680	0	US$	115,035	393

Other receivables
Other debtors	US$	0	3.680	0	US$	249,534	852
Initial margint	US$	1,600,000	3.680	5,888	US$	0	0
Other	US$	332,585	3.680	1,224	US$	0	0
	ECU	25,593	4.8742	125	ECU	2,285	11
	NOK	294,202	0.5442	160	NOK	0	0

Total Current Assets				53,814			36,114

Non-Current Assets
Investments
Corporate Notes	US$	0	3.680	0	US$	3,159,764	10,784
Discretionary trust	US$	15,284,711	3.680	56,248	US$	14,340,663	48,945

Total Non-Current Assets				56,248			59,729

Total Assets				110,062			95,843

Current Liabilities
Trade accounts payable	US$	5,934,141	3.720	22,075	US$	5,443,784	18,797
	ECU	202,914	4.9275	1,000	ECU	517,726	2,480
	NOK	0	0.5538	0	NOK	667,200	331
	CHF	0	3.2606	0	CHF	453,851	1,485
Loans
Corporate Notes	US$	6,926,392	3.720	25,766	US$	2,609,904	9,012
Financial loans	ECU	0	4.9275	0	ECU	237,978	1,140

Other liabilities
Other	US$	347,618	3.720	1,293	US$	374,218	1,292

Total Current Liabilities				50,134			34,537

Non-Current Liabilities
Loans
Corporate Notes	U$S	222,491,223	3.720	827,667	U$S	262,670,141	907,000

Total Non-Current Liabilities				827,667			907,000

Total Liabilities				877,801			941,537

(1)	Selling and buying exchange rate of Banco de la Nación Argentina in effect at the end of the period/year.

(2)	US$= US Dollar; ECU = Euro; NOK = Norwegian Krone; CHF Swiss Franc.

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

INFORMATION REQUIRED BY SECTION 64 CLAUSE b) OF LAW No. 19,550

EXHIBIT H

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2009 AND 2008

(stated in thousands of pesos)

	2009				2008

Description	Transmission and Distribution Expenses	Selling Expenses	Administrative Expenses	Total	Total

Salaries and social security taxes	48,739	10,405	11,742	70,886	49,665
Postage and telephone	411	1,832	745	2,988	2,874
Bank commissions	0	2,134	0	2,134	1,912
Allowance for doubtful accounts	0	11,011	0	11,011	3,152
Supplies consumption	7,335	590	433	8,358	10,984
Work by third parties	24,606	9,375	3,369	37,350	38,068
Rent and insurance	1,154	138	1,354	2,646	1,405
Security services	765	10	378	1,153	1,318
Fees	717	30	900	1,647	1,541
Computer services	2	1,658	6,701	8,361	6,449
Advertising	0	0	3,732	3,732	575
Reimbursements to personnel	618	134	160	912	1,943
Temporary personnel	62	300	152	514	411
Depreciation of property, plant and equipment	41,432	720	1,349	43,501	41,665
Technical assistance	0	0	0	0	3,844
Directors and Supervisory Committee members’ fees	0	0	716	716	718
Tax on financial transactions	0	0	8,344	8,344	6,379
Taxes and charges	0	4,942	517	5,459	3,442
Other	19	8	451	478	306

Total 2009	125,860	43,287	41,043	210,190	—

Total 2008	117,411	27,508	31,732	—	176,651

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR S.A.)

Legal address: 1025 Azopardo Street – Autonomous City of Buenos Aires

INFORMATIVE SUMMARY

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2009, 2008, 2007, 2006 AND 2005

1. General Comments

(Not covered by the Independent Auditors’ Report)

(Figures stated in thousands of pesos as indicated in Note 2 to the financial statements)

In the three-month period ended March 31, 2009, the Company recorded a net income of 30,102. As of the end of the period, the Company’s shareholders’ equity amounts to 2,121,668.

Net operating income amounted to 74,106, which represents a slight improvement as compared to the net operating income of 64,151 recorded in the same period of the previous year.

The demand for electricity, in units of power, in the concession area did not vary as compared to the same period of 2008.

The investment in property, plant and equipment totaled 67,519. This amount was mainly allocated to increasing service quality levels and meeting current and new customer demand.

2. Comparative balance sheet structure

(figures stated in thousands of pesos as indicated in Note 2 to the financial statements)

ACCOUNTS	03.31.2009	03.31.2008	03.31.2007	03.31.2006	03.31.2005

Current Assets	624,621	510,171	393,192	629,341	509,291
Non-Current Assets	3,508,470	3,375,272	3,260,036	3,180,714	3,011,673

Total Assets	4,133,091	3,885,443	3,653,228	3,810,055	3,520,964

Current Liabilities	718,989	537,844	410,683	854,509	1,911,781
Non-Current Liabilities	1,292,434	1,354,020	1,465,426	1,137,843	72,575

Total Liabilities	2,011,423	1,891,864	1,876,109	1,992,352	1,984,356

Shareholders’ Equity	2,121,668	1,993,579	1,777,119	1,817,703	1,536,608

Total Liabilities and Shareholders’ Equity	4,133,091	3,885,443	3,653,228	3,810,055	3,520,964

3. Comparative income structure

(figures stated in thousands of pesos as indicated in Note 2 to the financial statements)

ACCOUNTS	03.31.2009	03.31.2008	03.31.2007	03.31.2006	03.31.2005

Net operating income	74,106	64,151	268,368	11,869	11,927
Financial income (expense) and holding gains (losses)	(10,925)	(20,964)	(92,233)	232,458	1,927

Other (expense) income, net	(5,382)	(6,639)	(6,393)	2,584	(4,131)

Income before taxes	57,799	36,548	169,742	246,911	9,723

Income tax	(27,697)	(17,550)	(62,973)	193,508	0

Net income for the period	30,102	18,998	106,769	440,419	9,723

4. Statistical data (in units of power)

(Not covered by the Independent Auditors’ Report)

CONCEPT	UNIT	03.31.2009	03.31.2008	03.31.2007	03.31.2006	03.31.2005

Sales of electricity (1)	GWh	4,555	4,589	4,391	4,027	3,839
Electric Power purchases (1)	GWh	5,033	5,049	4,845	4,465	4,267

(1)	The related amounts include toll fees.

5. Ratios

RATIOS		03.31.2009	03.31.2008	03.31.2007	03.31.2006	03.31.2005

Current	Current assets	0.87	0.95	0.96	0.74	0.27

	Current liabilities

Solvency	Shareholders’ Equity	1.05	1.05	0.95	0.91	0.77

	Total liabilities

Fixed assets	Non-current assets	0.85	0.87	0.89	0.83	0.86

	Total assets

Income (loss) before taxes	Income (Loss) before taxes	2.76%	1.85%	10.16%	17.93%	0.64%

	Shareholders’ Equity excluding income for the period

6. Outlook

(Not covered by the Independent Auditors’ Report)

During the first quarter of 2009, the Argentine economy recorded a significant decrease in growth rates as compared to those recorded during 2008.

This slowdown in economic indicators is due to the international financial crisis and the high volatility of the financial markets.

Nevertheless, tax collection continued increasing, as it occurred during 2008.

With the aim of protecting shareholder interests, the Company has repurchased notes, redeemed its own shares, and carried out transactions with derivative financial instruments, in order to mitigate the effects of the above-mentioned crisis.

With regard to the Revision of the Company Tariff Structure (RTI), Resolution No. 434/2007 of the National Energy Secretariat, that was published in the Official Gazette on April 30, 2007, established that the new electricity rate schedule would go into effect on February 1, 2008.

On July 30, 2008, the National Energy Secretariat issued Resolution No. 865/2008 which modifies Resolution No. 434/2007 and establishes that the electricity rate schedule resulting from the Revision of the Company Tariff Structure (RTI) will go into effect in February 2009.

As of the date of issuance of these financial statements, no resolution has been issued concerning the application of the electricity rate schedule resulting from the RTI which was expected to be in effect since February 1, 2009.

In January 2009, the National Ombudsman made a presentation against the resolutions by which the new electricity rate schedule had gone into effect as from October 1, 2008.

On January 27, 2009, the ENRE notified the Company of a preliminary injunction issued by the Court hearing the case as a consequence of the Ombudsman’s presentation, according to which the Company is prohibited from cutting power due to the nonpayment of bills issued with the rate hike resulting from the application of the resolutions questioned by the Ombudsman, until a final ruling is issued on the case. The injunction has been appealed by the Company and the Argentine Federal Government and is still to be decided. As of the date of issuance of these financial statements, the Company has not been formally notified of the complaint whose grounds constitute the subject matter of the aforementioned lawsuit.

On April 13, 2009, the Company’s Board of Directors approved the issuance and public offering, within the framework of the Program and under the terms of Law No. 23,576, as amended, of floating rate Corporate Notes for a nominal value of up to 150,000 with maximum maturity in 2013.

On May 7, 2009, the Company issued and carried out the public offering of Class 8 Corporate Notes for 75,700 thousand. The four-year term corporate notes were issued at an issue price of 100% of the principal amount and accrue interest as from the date of issuance at a floating private BADLAR rate plus a spread of 6.75%.

The Company has requested authorization for the listing of the Corporate Notes on the Buenos Aires Stock Exchange (BCBA) and admission for trading on the Mercado Abierto Electrónico S.A. (the OTC market of Argentina).

The Company will use the net proceeds from the sale of the Corporate Notes to finance the capital expenditures plan.

Buenos Aires, May 8, 2009.

ALEJANDRO MACFARLANE
Chairman

LIMITED REVIEW REPORT

To the Shareholders, President and Directors of
Empresa Distribuidora y Comercializadora Norte
Sociedad Anónima (Edenor S.A.)
Legal Address: Azopardo 1025
Autonomous City of Buenos Aires
Tax Code No. 30-65511620-2

1.

We have carried out a limited review of the balance sheet of Empresa Distribuidora y Comercializadora Norte Sociedad Anónima (Edenor S.A.) (hereinafter Edenor S.A.) at March 31, 2009, and the related statements of income, changes in shareholders’ equity and cash flows for the three-month period then ended with the complementary Notes 1 to 27 and Exhibits A, C, D, E, G and H. The preparation and issuance of these financial statements are the responsibility of the Company.

2.

Our review was limited to the application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods which consist mainly of the application of analytical procedures to the amounts disclosed in the financial statements and inquiries of Company staff responsible for the preparation of the information included in the financial statements and its subsequent analysis. This review is substantially less in scope than an audit, the purpose of which is to express an opinion on the financial statements under examination. Therefore, we do not express an opinion on the Company’s financial position, the results of operations, the changes in the shareholders’ equity and its cash flows.

3.

The financial statements and the supplementary information detailed in point 1. are presented in comparative format with the information arising from: i) the financial statements and the supplementary information at December 31, 2008, on which we issued an unqualified audit report on February 25, 2009; and ii) the financial statements and the supplementary information at March 31, 2008 and for the three-month period then ended, on which we issued a limited review report without observations on May 7, 2008.

4.

Based on our work and on the examination performed on the financial statements mentioned in point 3.i), we report that the financial statements of Edenor S.A. at March 31, 2009, detailed in point 1., prepared in accordance with accounting standards in force in the Autonomous City of Buenos Aires, consider all significant facts and circumstances of which we are aware, and we have no observations to make on them.

5.	According to current legal regulations we inform that:

a) The financial statements of Edenor S.A. are recorded in the “Inventory and Balance Sheet” book and comply, in matters within our field of competence, with the provisions of the Commercial Companies Law and the corresponding resolutions of the National Securities Commission;

b) The financial statements of Edenor S.A. arise from accounting records carried in all formal respects in conformity with legal requirements, and maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c) At March 31, 2009 the liabilities of Edenor S.A. accrued in favor of the Integrated Social Security System according to the accounting records amounted to $10,175,937, which were not yet due at that date.

Autonomous City of Buenos Aires, May 8, 2009.

PRICE WATERHOUSE & CO. S.R.L.

(Partner)

C.P.C.E.C.A.B.A T°1 – F°17
Daniel A. López Lado
Public Accountant (UBA)
C.P.C.E. Autonomous City of Buenos Aires
T° 148 – F° 91

Report of the Supervisory Committee

To the Shareholders of

Empresa Distribuidora y Comercializadora Norte S.A.

1.

Pursuant to the provisions of section N° 294 of Law N° 19.550, to the Rules of the Comisión Nacional de Valores (National Securities Commission) and to the regulations of the Buenos Aires Stock Exchange, we have performed a limited review of the general balance sheet of Empresa Distribuidora y Comercializadora Norte S.A. (“EDENOR S.A.”) up to 31st March 2009, the corresponding statements of income, changes in stockholders´ equity and cash flow for a three months term ended on said date, and of the notes 1 to 26 and supplementary exhibits A, C, D, E, G and H. The Company is responsible for the preparations and issuance of the aforementioned financial statements.

2.

We have performed our review pursuant to the obligatory rules of the Auditing Commission. Said rules require the application of proceedings established in Technical Resolution N° 7 of the Association of Professional Councils in Economic Sciences of the Argentine Republic for quarterly revisions of financial statements; and include the examination of reviewed documentation which shall be consistent with the information of Corporate decisions set forth in minutes and said decisions shall comply with the law and the by-laws in relation to their documentary and formal requirements. In order to perform our professional work, we have examined the work of external auditors, Price Waterhouse & Co. S.R.L., who have issued their report on quarterly revisions on May 8th, 2009, without observations. A quarterly revision consists, mainly, of the application of analytic proceedings on the figures contained in the financial statements and of enquiring corporate personnel responsible for the preparation of the information contained in the financial statements and their subsequent analysis. The scope of these reviews is largely inferior to an audit, the aim of which is to give an opinion about the financial statements taken as a whole under examination. Consequently, we do not give an opinion. We have not evaluated the corporate criterion related to administration and marketing, the responsibility of which concerns exclusively the Board of Directors and the Shareholders’ Meeting.

3.

On the basis of our review, the scope of which is set forth hereinabove, we inform you that the financial statements of EDENOR S.A. detailed in point 1, performed pursuant to obligatory accounting rules in the Autonomous City of Buenos Aires, take into account every important fact and circumstance we are aware of, and that we have not any observations to make in this respect.

4.	Provisions established under section 294 of Law N° 19.550 have been fulfilled.

Autonomous City of Buenos Aires, May 8th, 2009.

By Supervisory Committee

José Daniel Abelovich
Permanent Statutory Auditor

Exhibit 3

ABSTRACT OF THE PERTINENT PART OF THE MINUTES N° 304 OF EDENOR S.A.

MINUTES N° 304: In the Autonomous City of Buenos Aires, on the eighth day of the month of May of the year 2009, at 11:00 a.m., Directors of Empresa Distribuidora y Comercializadora Norte S.A. (EDENOR S.A.) (hereinafter referred to as the “Company or Edenor”), and permanent members of the Supervisory Committee who are also present; all signing hereafter, hold a meeting. In the absence of Mr. Alejandro Macfarlane, President of the Board of Directors, the meeting is presided over by Mr. Marcos Marcelo Mindlin, Vice Chairman, who, upon verifying that the quorum is present, declares the meeting in session and proposes Directors considering [...] the SECOND ITEM of the Agenda: 3) Consideration of the General Balance Sheet, Statement of Income, Statement of changes in Shareholder’s Equity, Statement of Cash Flow, Supplementary Documentation, Informative Report, Information required by Section 68 of the Buenos Aires Stock Exchange Regulations, Reports of the Certified Accountant and of the Supervisory Committee, all regarding the First Quarter Fiscal Year ended on March 31st, 2009. Mr. Chairman gives the floor again to Mr. Ruiz, who details the figures of the statement of income and informs that, in relation to the:

STATEMENT OF INCOME:

1. SERVICES INCOME

In this area, net sales of penalties, sanctions and discounts charges of due past payments, the income for the right of use of posts and charges for connections and reconnections.

With respect to the same quarter of the previous year, it increased by Ps. 96.2 million mainly in the line of energy sales, equivalent to a 21.1 % increase. This is mainly due to a price effect, since energy demand kept similar values with respect to the previous year, slightly decreasing a 0.3%. The average applicable sale rate increases from $111.6 MWh to $142.5 MWh, that is to say, a 27.7% increase.

2. ENERGY PURCHASE

This increased by 24.6%, that is, from Ps. 214.8 million to Ps. 267.6 million which is mainly a price-effect, as the quantity of units purchased rose only 0.5% in 2009.

Although demand decreased slightly, the greater decrease is shown in toll clients. Energy losses went from an 11.54% TAM (Average Annual Rate) to a 10.86%.

The average unitary purchase price increased from Ps. 52.1 million MWh to Ps. 64.5 million MWh, that is to say, a 23.8% increase.

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3. GROSS MARGIN

All the aforementioned information leads us to infer that the margin increases by Ps. 43.5 million equivalent to a 18.1% increase.

4. OPERATING COSTS

These show a Ps. 33.6 million total increase, equivalent to a 19% higher than during the same quarter of the previous year, due, mainly, to an increase in remunerations and payroll taxes (Ps. 21.2 million), estimated uncollected receivables (Ps. 7.9 million) and some contracted services.

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Transmission and distribution costs: A Ps. 8.4 million increase, composed of remunerations and payroll taxes by Ps. 15.2 million, and compensated by lower materials and outsourcing costs by Ps. 3.9 million, and end of charges for after-sales service.

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Administrative expenses: A Ps. 9.3 million increase, composed of remunerations and payroll taxes by Ps. 2.1 million, an increase in financial transaction taxes by Ps. 2 million and an increase in contracted services.

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Marketing expenses: net increase is by Ps. 15.8 million composed of remunerations and payroll taxes by Ps. 3.9 million estimated uncollected receivables by Ps. 7.9 million, taxes and rates by Ps. 2.0 million.

5. NET OPERATING RESULT

It was Ps. 74.1 million including a Ps. 9.9 million increase, equivalent to a Ps.15.4% increase.

6. FINANCIAL RESULTS

•	Generated by assets: there is a positive result of Ps. 14.6 million, resulted from, almost entirely, the exchange difference and earned interests for temporary investments.
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Generated by liabilities: these entail a Ps. 91.7 million loss, being the main variance, the one which results from the rate of exchange that went from 3.45 up to 12/31/08 to 3.72 at the year-end. This results in a negative variance of Ps. 66.3 million.

7. REPURCHASE OF CORPORATE NOTES AND OTHERS

The result of this concept in this quarter amounts to Ps. 66.4 million including estimates at present value of credits and debts and operations of Corporate Notes repurchase.

8. OTHER INCOME

It amounts to a tax loss of Ps. 5.4 million against Ps. 6.6 million during the same quarter, of the previous year, due, mainly, to an increase in certain non-operating income by Ps 1.5 million.

9. INCOME TAX

A charge of Ps. 27.7 million is registered, higher than Ps. 17.6 million during the previous year, due to a higher tax base for the estimate.

The estimate is based on accounting norms related to the method of deferred tax, which seeks to stabilize tax burden registration through accounting norms which may differ from tax treatment.

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CHANGES IN SHAREHOLDERS’ EQUITY

It amounts up to the year-end to Ps. 2,121,668. During the period the following movements were made, namely:

a)	The result for a three month period by Ps. 30.1 million.
b)	The realization of statutory reserve by Ps. 6.2 million according to the Shareholders’ meeting held on 03/31.

STATEMENT OF CASH FLOW

During a three month period a fund increase is shown (cash+investments less than three months by Ps. 11.2 million, upon property investments by Ps. 65.8 million, loan decrease by Ps. 55.1 million among other allocations. The creation of funds for operating activities increased by Ps. 128.8 million.

Upon discussion brought forward by Mr. Chairman, the Board of Directors unanimously decide to pass all documentation considered in this item, which shall be transcribed in the Minutes Book. [...] Signed by Messrs. Marcos Marcelo Mindlin, Rogelio Pagano, Maximiliano Fernández, Eduardo Llanos, Edgardo Volosín, Ricardo Torres, Diego Martín Salaverri; Luis Caputo, Eduardo O. Quiles, Jorge Roberto Pardo

María Belén Gabutti

Agent

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By: /s/ Rogelio Pagano

Rogelio Pagano

Chief Financial Officer

Date: May 13, 2009